NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SIERRA WIRELESS, INC.
TO BE HELD ON MAY 18, 2017

MANAGEMENT INFORMATION CIRCULAR

DATED April 11, 2017

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada, on Thursday, May 18, 2017 at 3:00 p.m., Pacific Time, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2016, and the auditors’ report thereon;

2.	to appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

3.	to elect directors for the ensuing year;

4.
to consider and, if deemed advisable, pass an ordinary resolution approving all unallocated options, rights and other entitlements under the Amended and Restated 1997 Stock Option Plan of the Corporation;

5.	to consider and, if deemed advisable, approve a resolution to accept the Corporation’s approach to executive compensation; and

6.	to transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Only Shareholders of record at the close of business on April 11, 2017 are entitled to receive notice of the Meeting and to vote at the Meeting.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 16, 2017, at 3:00 p.m. (Pacific Time);

•
by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than Tuesday, May 16, 2017 at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 16, 2017 at 3:00 p.m. (Pacific Time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  A more detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice of Meeting.

DATED at Richmond, British Columbia, this 11th day of April, 2017.

By Order of the Board of Directors

David G. McLennan
Chief Financial Officer and Secretary

April 11, 2017

Dear Shareholder:

On behalf of the Board of Directors and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual general meeting of the holders of common shares of the Corporation to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 18, 2017 at 3:00 p.m. Pacific Time.

This management information circular (the “Information Circular”) contains a description of business that will be conducted at the meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us.  Should you be unable to attend the meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 1 of this Information Circular.

We look forward to seeing you at the meeting.

Sincerely,

Jason W. Cohenour	Kent P. Thexton
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

As at April 11, 2017

GENERAL PROXY INFORMATION

Solicitation of Proxies
This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual general meeting of its shareholders (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.
The Meeting will be held on Thursday, May 18, 2017 at 3:00 p.m. (Pacific Time) at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 11, 2017 except as otherwise indicated.
In this document, “you” and “your” refer to the shareholders of, and “Sierra Wireless”, the “Corporation”, “we”, “us” or “our” refer to Sierra Wireless, Inc.

Appointment of Proxyholder
The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.
A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders
The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders
A registered shareholder may vote Common Shares owned by it at the Meeting either in person or by proxy.  A registered shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.

A registered shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. ("Computershare") at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 16, 2017, at 3:00 p.m. (Pacific Time);

•
by fax to the Toronto office of Computershare, Attention:  Proxy Tabulation at 416-263-9524 (outside North America) or 1-866-249-7775 (within North America) not later than Tuesday, May 16, 2017, at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 16, 2017, at 3:00 p.m. (Pacific Time).
Please review the enclosed form of proxy carefully for additional information and resources for assistance.  To be effective, a proxy form must be received by Computershare no later than 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.
The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting on any ballot that may be called for.

Non-Registered Shareholders
We have distributed copies of this Information Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation's expense.  Unless a non-registered shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.
Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.
Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).
Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.
These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies
A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.
A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.
A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority
Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.
In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.
The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed in this Information Circular, no director or executive officer of the Corporation, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Interests of Informed Persons in Material Transactions
Other than as disclosed in this Information Circular, no informed person of the Corporation (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or has any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Voting Securities and Principal Holders Thereof
The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 32,157,518 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares, issuable in series, of which none are issued and outstanding.
Any shareholder of record at the close of business on April 11, 2017 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.
To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the outstanding Common Shares.

BUSINESS OF THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2016, including the auditors’ report thereon, are available on SEDAR at sedar.com or on the Corporation’s website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/.  Copies of such financial statements will also be available at the Meeting. No vote will be taken on the financial statements at the Meeting.

2.	Appointment of Auditors

At the meeting, the Shareholders will be asked to vote on the re-appointment of Ernst & Young LLP ("EY"), Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the Board to fix their remuneration.  The term of the auditor shall end at the close of the next annual meeting of the shareholders. EY was first appointed auditor of the Company on May 19, 2016.
The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors. A simple majority of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to appoint EY as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors.

Audit Fees
For the fiscal years ended December 31, 2016 and 2015 the Corporation paid Auditors fees as follows:

(in United States dollars)	2016	2015
Audit fees	$827,654	$957,115
Tax fees	—	8,133
Audit-related fees	—	1,564

Audit fees for 2016 and 2015 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for such year.  Tax fees for 2015 were primarily for general tax consultation and tax compliance matters. Audit-related fees for 2015 consisted of fees for attestation services.

3.	Election of Directors

The restated articles of incorporation of the Corporation provide that our Board of Directors (the “Board”) shall consist of a minimum of one director and a maximum of nine directors.  The term of office of each of the present directors expires at the Meeting.  The Board presently consists of seven directors and it is intended that seven directors be elected for the ensuing year.
Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

Majority Voting Policy
The Board has adopted a majority voting policy pursuant to which, in an uncontested election of directors, each director nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares “withheld” from voting must tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Governance and Nominating Committee will consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. The Board will take formal action on the Governance and Nominating Committee’s recommendation no later than 90 days following the date of the shareholders’ meeting and will announce its decision by press release. If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision. The director will not participate in the Governance and Nominating Committee or Board deliberations on the resignation.

Advance Notice Provisions
The Corporation’s By-Law No. 1 provides for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting or a shareholder proposal, in each case made pursuant to the provisions of the CBCA.  The Advance Notice Provisions fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be given not later than the close of business on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual or annual and special meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the meeting was made.  The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating shareholder be included in such a notice in order for it to be valid.  The purpose of the Advance Notice Provisions is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner.  In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process.  A copy of the Corporation’s By-Law No. 1 is available on SEDAR at www.sedar.com.
The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the nominees listed in the table below under the heading "Director Nominees".  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the Governance and Nominating Committee.  The persons nominated and named below are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.

Director Nominees
The following pages set out detailed information on director nominees including:
•place of residence;
•year first elected or appointed as a director;
•age, principal occupation at present and within the preceding five years and whether independent;
•other principal directorships;
•committee memberships and meeting attendance in 2016;
•achievement indicator of minimum share ownership guidelines; and

•	securities held including the number of Common Shares beneficially owned by each director nominee or over which each exercises control or direction, directly or indirectly.

◦
the Common Shares and Restricted Share Units ("RSUs") values at December 31, 2016 were calculated using the closing share price of the Common Shares on the TSX of Cdn$21.02 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7439 for Canadian resident director nominees and on the NASDAQ of US$15.70 for non-Canadian resident director nominees.

◦
the Common Shares and RSUs values at December 31, 2015 were calculated using the closing share price of the Common Shares on the TSX of Cdn$21.77 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7226 for Canadian resident director nominees and on the NASDAQ of US$15.74 for non-Canadian resident director nominees.

GREGORY D. AASEN
West Vancouver, British Columbia, Canada
Independent Director since: 1997
Age: 61

Mr. Aasen is a Corporate Director. Prior to his retirement in June 2007, Mr. Aasen was the chief strategy officer at PMC-Sierra, a company which Mr. Aasen was instrumental in founding in 1992. At PMC-Sierra, Mr. Aasen also served as vice president and general manager of the Communications Products division, chief operating officer, and chief technology officer. With extensive experience in the semiconductor industry, Mr. Aasen began his career at Mitel. In 1986, he joined MPR Teltech and later established the Pacific Microelectronic Centre (PMC) which provided the genesis for PMC-Sierra which was spun out of MPR Teltech in 1992. Mr. Aasen received a bachelor’s degree in Electrical Engineering from the University of British Columbia in 1979.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			15/15	100%	None
Human Resources Committee			9/9	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs	Options	Minimum Share Ownership Guidelines
2016	20,138	8,814	28,952	$452,716	14,686	Meets
2015	16,686	11,177	27,863	$438,313	11,541
Change	3,452	(2,363)	1,089	$14,403	3,145

ROBIN A. ABRAMS
Los Altos, California, U.S.A.
Independent Director since: 2010
Age: 65

Ms. Abrams is a Corporate Director. Prior to her retirement, Ms. Abrams gained extensive experience in governance and management of large, publicly traded entities including as the CEO of Zilog, Palm Computing, Inc. and VeriFone. Ms. Abrams has held internationally focused executive positions at Apple and Unisys and has held CEO positions at the following start-up companies: Firefly Mobile, a mobile products company for the youth market and BlueKite, a leading provider of bandwidth optimization software for wireless operators. Ms. Abrams earned her B.A. and J.D. degrees from the University of Nebraska, and she serves on the board of directors of several companies as well as on the board of trustees for the Anita Borg Institute for Women and Technology.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			14/15	93%
HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)
Lattice Semiconductor - NASDAQ ( Nominating and Governance Committee)
FactSet Research Systems Inc. - NASDAQ (Audit, Nominating and Governance Committees)

Audit Committee			9/9	100%
Governance and Nominating Committee			5/5	100%

Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs	Options	Minimum Share Ownership Guidelines
2016	12,414	4,218	16,632	$261,122	21,886	Meets
2015	8,546	6,056	14,602	$229,835	16,429
Change	3,868	(1,838)	2,030	$31,287	5,457

PAUL G. CATAFORD
Calgary, Alberta, Canada
Independent Director since: 1998
Age: 53

Mr. Cataford currently serves as the President and Chief Executive Officer of Zephyr Sleep Technologies, a developer and manufacturer of sleep-related medical devices, an office he has held since April 2010. Previously, he was the President and Chief Executive Officer of University Technologies Inc. (2004 to 2009) and prior to that was Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. (Private Equity); and Managing Director and President of BCE Capital Inc. (Venture Capital). In addition, Mr. Cataford has served on public and private boards for over 20 years. Mr. Cataford currently serves on the boards of: AGJunction Inc. (TSX - AJX, Audit Committee Chair); Trakopolis IoT Corp. (TSXV - TRAK); and Defence Construction Canada (a Crown Corporation). Mr. Cataford has extensive knowledge and experience in: technology investing; building and scaling technology companies; corporate governance; public/private finance; and financial reporting. Mr. Cataford completed a Mechanical Engineering Degree at Queen's University (1987) and a Masters of Business Administration specializing in finance and international business, at the Schulich School of Business (York University - 1991). Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) after attending the ICD-Rotman Directors Education Program (University of Toronto - 2002).

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			15/15	100%	AGJunction Inc. - Toronto Stock Exchange (“TSX”) (Audit and Governance Committees); Trakopolis IoT Corp. ("TSXV")
Audit Committee			9/9	100%
Human Resources Committee(1)			8/8	100%
Governance and Nominating Committee(1)			3/3	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs	Options	Minimum Share Ownership Guidelines
2016	7,830	4,218	12,048	$188,392	12,582	Meets
2015	6,592	6,178	12,770	$200,885	8,031
Change	1,238	(1,960)	(722)	$(12,493)	4,551
(1) As part of a realignment of Board committee chairs and membership approved by the Board, Mr. Cataford joined the Human Resources Committee effective February 5, 2016 and ceased to be a member of the Governance and Nominating Committee effective May 18 , 2016.

JASON W. COHENOUR
Blaine, Washington, U.S.A.
Director since: 2005
Age: 55

Mr. Cohenour is President and Chief Executive Officer of Sierra Wireless and has overall Management responsibility for the Corporation. He joined Sierra Wireless in 1996 as Vice President of Sales, was promoted to Senior Vice President, Worldwide Sales in 2000 and served as Chief Operating Officer from August 2004 to October 2005 leading global sales, marketing and operations activities. Mr. Cohenour was appointed President and CEO of the Corporation in October 2005 and also joined the Board of Directors at that time. He has been active in the development of the wireless data industry since 1988 and was previously Regional Vice President with Ram Mobile Data. He began his wireless career in 1988 with Motorola's Mobile Data Division, where he helped establish Motorola as a leading provider of wireless data solutions. As President and CEO of Sierra Wireless, Mr. Cohenour has been instrumental in building a world-class wireless communications technology company, recognized by global customers as a ‘trusted partner’. Under his leadership, the business has grown from $105 million in revenue in 2005 to over $600 million in 2016 and in the same period the Company has transformed into a global leader in wireless solutions for the Internet of Things.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors(1)			13/13	100%	None
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs	Options	Minimum Share Ownership Guidelines
2016	350,939	69,857	420,796	$6,606,497	169,306	Meets
2015	323,869	123,866	447,735	$7,047,349	126,579
Change	27,070	(54,009)	(26,939)	$(440,852)	42,727

(1)	Mr. Cohenour did not attend the two out of fifteen Board meetings held in 2016 that were for independent directors only.

CHARLES E. LEVINE
Glen Ellen, California, U.S.A
Independent Director since: 2003
Age: 64

Mr. Levine is a Corporate Director. He is a retired executive who has a track record of developing brands into large businesses, most notably when he was President and Chief Operating Officer of Sprint Corporation where he oversaw revenue growth to over $10 billion in four and a half years and at AT&T, where he turned around the Consumer Products and Small Business Market. He has held senior management positions at CAD Forms Technology and Octel Communications (now part of Alcatel Lucent). Mr. Levine was named Marketer of the Year in 1999 by MC Magazine and CEO of the Year in 2001 by Frost & Sullivan for his notable achievements at Sprint. He holds an MBA (Marketing) from the J.L. Kellogg Graduate School of Management-Northwestern University, and a bachelor’s degree in Economics from Trinity College. Mr. Levine also serves on the Boards of several not-for-profit organizations.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			15/15	100%	None
Audit Committee			9/9	100%
Human Resources Committee			9/9	100%
Governance and Nominating Committee (1)			1/1	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs	Options	Minimum Share Ownership Guidelines
2016	44,428	4,218	48,646	$763,742	23,838	Meets
2015	33,289	6,056	39,345	$619,290	24,307
Change	11,139	(1,838)	9,301	$144,452	(469)
(1) As part of a realignment of Board committee chairs and membership approved by the Board, Mr. Levine ceased to be a member of the Governance and Nominating Committee effective February 17, 2016.

THOMAS SIEBER
Zurich, Switzerland
Independent Director since: 2014
Age: 55

Mr. Sieber is a Corporate Director and also currently serves as the Chairman of the Board of the Swiss utility company Axpo Holding AG, a position he has held since March 2016. Mr. Sieber has extensive experience as a technology industry executive with demonstrated expertise in building pan-European enterprise sales channels.  Mr. Sieber was the CEO of Salt Mobile SA (formerly Orange Switzerland) from 2009 to 2012, where he led a successful turnaround of the business and drove the sale process of the company to a new owner.  He then served as Chairman until the end of 2015. Before joining Orange, Mr. Sieber was Executive Vice President of Sales for Fujitsu Siemens Computers. Mr. Sieber started his career at Hewlett-Packard, advancing to General Manager for Small and Medium Enterprise, EMEA, by the time he left the company in 2001. He studied Business Administration at the University of St.Gallen (HSG) in Switzerland, graduating in 1987.  Mr. Sieber also currently serves on the board of directors of the Swiss software company Garaio AG and the Indian IT services company, HCL Technologies.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			15/15	100%	HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”)
Audit Committee			9/9	100%
Governance and Nominating Committee			5/5	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs	Options	Minimum Share Ownership Guidelines
2016	29,943	4,218	34,161	$536,328	10,904	Meets
2015	28,325	3,806	32,131	$505,742	5,447
Change	1,618	412	2,030	$30,586	5,457

KENT P. THEXTON
Toronto, Ontario, Canada
Independent Director since: 2005
Age: 54

Mr. Thexton has served as the non-executive Chair of the Board of Sierra Wireless since February 2016.  Since May 2016, he has served as Managing Partner of ScaleUP Ventures Inc., a venture capital fund that targets early stage investments in high growth technology companies in large, growing markets that have begun to show traction. From January 2014 to April 2016, Mr. Thexton was Managing Director of OMERS Ventures, the venture capital investment arm of the OMERS Pension Plan. During his career, Mr. Thexton has spent almost 25 years in both founder and operational management positions at growth companies globally including serving as Chief Data and Marketing Officer and board member at European telecom firm O2 Group plc, which sold to Telefonica S.A. in 2005 for $35 billion. Mr. Thexton has been an active and successful angel investor for a number of years and also founded venture-backed i-wireless, which grew to become a leading US MVNO with over one million subscribers.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			15/15	100%	None
Governance and Nominating Committee (1)			4/4	100%
Human Resources Committee(1)			3/3	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs	Options	Minimum Share Ownership Guidelines
2016	15,837	8,814	24,651	$385,462	14,686	Meets
2015	13,914	11,177	25,091	$394,707	10,394
Change	1,923	(2,363)	(440)	$(9,245)	4,292
(1) As part of a realignment of Board committee chairs and membership approved by the Board, Mr. Thexton joined the GNC effective March 31, 2016 and ceased to be a member of the Human Resources Committee effective March 31, 2016.

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company, including the Corporation, that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)    while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
In addition, none of the nominees for election as a director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Further Information on Proposed Nominees
For further information relating to the proposed nominees, refer to the section entitled "Directors and Executive Officers" in our Annual Information Form ("AIF") dated March 10, 2017. The information included in this Information Circular is current as of the date of this Information Circular. The AIF is available on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at sedar.com.

Director Attendance and Meetings Held During the Year Ended December 31, 2016
Board members are expected to attend all board meetings and meetings of the committees on which they serve. The following table sets out the attendance, in person and by telephone, of the Board members at Board meetings and Board standing committee meetings held during the year ended December 31, 2016. Six Board meetings were held in person and nine meetings were held by telephone conference.

Board and committee meetings held during the year ended December 31, 2016	Board Meetings Attended	Committee Meetings Attended	Percentage of Meetings Attended
Gregory D. Aasen	15 of 15	9 of 9	100%
Robin A. Abrams	14 of 15	14 of 14	97%
Paul G. Cataford	15 of 15	20 of 20	100%
Jason W. Cohenour	13 of 13(1)	N/A (2)	100%
Charles E. Levine	15 of 15	19 of 19	100%
Thomas Sieber	15 of 15	14 of 14	100%
Kent P. Thexton	15 of 15	7 of 7	100%

(1)	Mr. Cohenour did not attend the two out of fifteen Board meetings held in 2016 that were for independent directors only.

(2)
Mr. Cohenour is not independent and is not a member of any Board committee. He attends certain committee meetings in his capacity as President and Chief Executive Officer at the invitation of the respective committee chair.

Committee Memberships and Independence Status of Director Board Nominees
The following table sets out the Board committee memberships and independence status of each director board nominee as of the date of this Information Circular.

Board Committee Composition
Directors	Independent	Audit	Governance and Nominating	Human Resources
Gregory D. Aasen	✓	—	—	Chair
Robin A. Abrams	✓	✓	Chair	—
Paul G. Cataford	✓	Chair	—	✓
Jason W. Cohenour	✗	—	—	—
Charles E. Levine	✓	✓	—	✓
Thomas Sieber	✓	✓	✓	—
Kent P. Thexton	✓	—	✓	—

The Board determined that each director nominee is independent of management except Jason Cohenour who is the President and Chief Executive Officer of the Corporation. All members of the Board committees are independent. For detailed information about how the Board determines director independence, see the section entitled Independence on page 21.

Director Attendance at the 2016 Annual Meeting of Shareholders
The Corporation encourages each member of the Board to attend its annual meeting of shareholders. At our last meeting held May 19, 2016, a majority of the director nominees attended the meeting.

2016 AGM Voting Results for Directors
The 2016 voting results for directors standing for re-election at the Meeting were announced by the Corporation by press release on May 20, 2016 and are set out below.

Directors	Votes For	% of Votes	Votes Withheld	% of Votes
Jason W. Cohenour	7,312,531	97.90	156,515	2.10
Gregory D. Aasen	7,169,806	95.99	299,240	4.01
Robin A. Abrams	6,884,235	92.17	584,811	7.83
Paul G. Cataford	7,305,490	97.81	163,556	2.19
Charles E. Levine	7,305,791	97.81	163,255	2.19
Thomas Sieber	7,317,261	97.97	151,785	2.03
Kent P. Thexton	7,308,536	97.85	160,510	2.15

4.	Re-Approval of all unallocated options, rights and other entitlements under the Amended and Restated 1997 Stock Option Plan

Background

The shareholders and directors of the Corporation have previously approved the current Amended and Restated 1997 Stock Option Plan (the “1997 Plan”) under which directors, officers and employees of the Corporation may be granted options to acquire Common Shares. The Corporation adopted and the shareholders approved the 1997 Plan on February 14, 1997 and it was amended with shareholder approval on November 11, 1998, May 17, 1999, May 5, 2000, April 20, 2001, April 18, 2002, April 25, 2005, May 1, 2008 and May 17, 2011. The principal purpose of the 1997 Plan is to provide incentives to attract, retain and motivate high-calibre persons whose contributions are important to the success of the Corporation.

The material terms of the 1997 Plan are as follows:

•	the number of outstanding options under the 1997 Plan, as of April 11, 2017, is 1,553,742, representing 5% of the issued and outstanding Common Shares as of such date;

•
employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Company is permitted to grant options are eligible to participate in the 1997 Plan;

•	the 1997 Plan reserves for issuance the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares;

•
in accordance with the insider participation limits of the Toronto Stock Exchange (“TSX”) regulations, the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation, including under the Corporation’s Treasury RSU Plan):  (i) issuable to insiders of the Corporation shall not exceed 10%  of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares. In addition to the foregoing limits, the Corporation does not intend to issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 10% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to any one insider of the Corporation and such insider’s associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of options to outside directors shall not exceed $100,000 per year per outside director;

•
the exercise price for options under the 1997 Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the date of the grant of the options;

•
the options will become vested and exercisable as to 12/48ths of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th of the Common Shares at the end of each successive month thereafter;

•
options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee and cannot be more than five years from the date of grant. If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•
if a participant’s employment is terminated the participant may exercise his or her options no later than: (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination and in any event, no later than the original expiration date;

•	options granted under the 1997 Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the 1997 Plan or any option granted under the 1997 Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the 1997 Plan, and changes regarding the vesting of options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)
any amendment to the maximum number of Common Shares specified in section 2.1 of the 1997 Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the 1997 Plan);

(ii)	any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the 1997 Plan;

(iii)	any amendment that would extend the term of any option granted under the 1997 Plan beyond the expiration date;

(iv)	any cancellation and re-issue of options;

(v)
any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)	any amendment which would permit options granted under the 1997 Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any changes to the amendment provisions that require shareholder approval (section 6.1(c) of the 1997 Plan).

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

Re-Approval of Rolling Plan

The 1997 Plan is a “rolling” plan as described in section 613 of the TSX Company Manual, and as such, the Corporation must obtain shareholder approval of the unallocated entitlements under the 1997 Plan, every three years in accordance with TSX policies. At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider, and if deemed advisable, pass with or without variation, an ordinary resolution approving all unallocated options, rights and other entitlements under the 1997 plan.

No amendments to the 1997 Plan requiring approval of the shareholders are proposed.

In the event that the resolution re-approving the “rolling” plan is not passed by the requisite number of votes cast at the Meeting, the Company will not have an operative stock option plan and therefore the Board will not be able to issue additional stock options until such time as another stock option plan is created and approved, and may consequently have difficulty attracting and retaining high calibre personnel. Options previously allocated under the 1997 Plan will continue unaffected by the disapproval of the resolution; however previously granted options will not be available for re-allocation if they are canceled prior to exercise. A copy of the 1997 Plan is appended hereto as Appendix B.

Recommendation of the Board

The full text of the resolution to re-approve the rolling 1997 Plan is set out in Appendix A to this Information Circular (the “Plan Resolution”). The proposed Plan Resolution must be approved by a majority of not less than 50% of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the Plan Resolution. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the Plan Resolution.

The Corporation has unanimously concluded that the Plan Resolution is in the best interests of the Corporation and its shareholders and recommends that shareholders vote IN FAVOUR of the Plan Resolution.

5.	Advisory Vote on Executive Compensation ("Say on Pay")

The underlying principle for executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion and Analysis” section of this Information Circular on page 34.
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board has determined to provide shareholders with a “Say on Pay” advisory vote at the Meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the 2017 Annual General Meeting of shareholders of the Corporation.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
The Board unanimously recommends that the shareholders vote FOR the advisory vote on executive compensation and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the advisory vote on executive compensation.

6.	Other Matters
The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

CORPORATE GOVERNANCE DISCLOSURE

Statement of Corporate Governance Practices
We are committed to corporate governance practices that enhance the interest of our shareholders, employees, customers, suppliers and other stakeholders.  Our corporate governance practices provide a solid basis on which we oversee and conduct the operations of our business.  Some of these practices include:
(a) separating the role of the President and Chief Executive Officer from that of the Chair of the Board;
(b)  conducting in-camera sessions at each meeting of the Board and each Board committee meeting, where Board and committee members meet separately without management present;
(c)  having both the external auditor and the Company’s senior risk management executive report to the Audit Committee; and
(d)  conducting in-camera sessions at each quarterly Audit Committee meeting where committee members meet separately with the external auditor and the senior risk management executive without management present.
At least annually, the Governance and Nominating Committee assesses emerging governance best practices and where appropriate, governance practices are enhanced.
This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board committees.  Our AIF includes the mandates of the Board and the three standing committees of the Board all of which are incorporated by reference herein. The AIF is available on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at sedar.com.
The Corporation is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Market.  In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that corporations like ours should adopt. The Corporation also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. Pursuant to an exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.
Our corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, and National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Board of Directors
The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct.
The Board presently consists of seven directors.  Board size and composition are reviewed annually based on changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. The Governance and Nominating Committee has determined that at this time seven directors is the desired Board size for effective decision making. Current information about each of the seven nominee directors can be found on pages 7 to 13 of this Information Circular.

Independence
Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  A director is considered independent only where the Board affirmatively determines that the director has no material relationship with the Corporation. The Board has determined that, of our seven current directors, six directors, or 86%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.

Independent Chair
We believe that the separation of the position of President and Chief Executive Officer from that of the Chair of the Board enhances the Board’s independence.  For this reason, our Board is led by a non-executive, independent director, Kent P. Thexton. Mr. Thexton was appointed Chair of the Board on February 4, 2016, replacing Charles E. Levine who was the Chair of the Board from 2007 to 2016. During his tenure as Chair of the Board, Mr. Levine was always an independent director. The Chair of the Board is responsible for the overall leadership and management of the Board.  According to the position description, the key responsibilities of the Chair of the Board include:

•	providing leadership to enhance Board effectiveness;

•	managing the activities of the Board and ensuring coordination among committees of the Board;

•	ensuring that the respective roles of the Board and management are well delineated;

•	acting as a liaison between the Board and management;

•	ensuring that the Board has the information it needs to be effective;

•	ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation;

•	representing the Corporation on particular matters identified by the Board or management with stakeholders; and

•	leading by example and setting a high standard of integrity.
Refer to the tables under “Business of the Meeting — Election of Directors - Director Nominees” for information related to director attendance at meetings of the Board and the three standing committees.

In Camera Sessions
It is the practice of the Board for the independent directors to meet without management at each Board and committee meeting.  In 2016, there was an in camera session as part of every regularly scheduled Board meeting as well as every standing committee meeting. During these sessions, the independent directors discuss, among other things, business execution and implementation by management.  The Chair of the Board communicates with management regarding the discussions of the independent directors where appropriate.

Interlocking Directorships

The following directors of the Corporation currently serve together on interlocking Boards:
Robin A. Abrams and Thomas Sieber serve together on the Board of HCL Technologies.

Role of the Board
Board Mandate
The roles and responsibilities of the Board are set out in the Board Mandate, the full text of which is included in our AIF and incorporated herein by reference. The AIF is posted on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ and can also be found on SEDAR at sedar.com.
The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.
Strategic Planning
Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2016, the Board held two meetings to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.
Risk Management
The Board is responsible for overseeing risk and the risk management process including:

•	ensuring that our principal risks are identified and that appropriate measures are in place to manage those risks;

•	monitoring our risk management process; and

•	seeking assurance that our internal control and management information systems are effective.
The Board has delegated specific risk management responsibilities to the Audit Committee.  The Senior Director, Corporate Reporting and Risk Management reports directly to the Chair of the Audit Committee.  During 2016, the Audit Committee received regular reports from the Senior Director, Corporate Reporting and Risk Management at which time risk management activities were discussed including observations and assessments of the Corporation’s systems of governance, risk management and compliance. In addition, during 2016, the Audit Committee held three meetings during which extensive portions of the agenda were devoted to risk management and related topics. The Audit Committee provides updates on risk management to the full Board as warranted and, in any case, no less frequently than annually.
We use an enterprise risk management process to effectively identify, assess, prioritize and manage risk, and to provide comprehensive reporting to the Audit Committee and the Board.  Our enterprise risk management framework is a broadly focused systematic approach to assessing, analyzing, evaluating, reporting and monitoring significant risks facing the Corporation.

Our enterprise risk management process includes a risk management committee which is chaired by the Senior Director of Corporate Reporting and Risk Management and is comprised of members of the senior management team.  The risk management committee oversees key processes related to the identification, prioritization and mitigation of key risks where applicable.
Internal Controls
The Board and Audit Committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2016, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2016.
During 2016, the Senior Director of Corporate Reporting and Risk Management provided reports, on two occasions, to the Audit Committee on management’s internal control compliance activities.
Management Succession Planning
  The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO. During 2016, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the succession plans for the Corporation’s senior executives.  The assessment included an analysis of potential CEO successors identified within the organization.  The assessment also included a review of developmental plans where training or experience will be sought for identified succession candidates to enable their successful advancement. More broadly, developing internal talent is a strategic priority for the organization. In order to support our growth initiatives, we recognize the need for a strong bench of internal candidates for every key leadership position. As such, development plans are put in place for high potential and succession candidates.

Position Descriptions
The Board has adopted and approved written position descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:
•Position Description — Chair, Governance and Nominating Committee;
•Position Description — Chair, Audit Committee; and
•Position Description — Chair, Human Resources Committee.
Each committee chair position description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.
The full text of the position descriptions for the Chair of the Board and for the chair of each of the three standing committees are posted on our website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Chief Executive Officer
The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities include setting the vision for the Corporation, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision.

The Board has developed and approved, a position description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•	developing, implementing and assessing the effectiveness of corporate strategy and business plans;

•	providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans;

•	representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others;

•	recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors;

•	establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business; and

•	promoting programs that deliver shareholder value in excess of that of our peers.

Orientation and Continuing Education
The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs for new members of the Board. In this regard, the Governance and Nominating Committee ensures that each new director fully understands the role of the Board, the Board committees, his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee and the nature and operation of the Corporation's business.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with key information about the Corporation along with other information designed to help directors familiarize themselves with our business, our organization, our policies and our operations.
The Governance and Nominating Committee is also responsible for arranging continuing education for directors to ensure that the directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current.  In 2016 management made regular business update presentations to the Board. In addition to the ongoing reporting on the business, these presentations included information on industry and market developments, competitive positioning and product & service developments. Strategy sessions were also conducted and information provided at these meetings included broad market & industry overviews, market positioning, ecosystem trends, technology landscape and longer term product & service strategy. In addition, Directors hold meetings from time to time in locations where we have operations and as part of those meetings they are able to review our activities first-hand.  In 2016 the Board met at our office in Paris, France and reviewed each of the elements of our corporate strategy including an overview of the IoT market segment strategies for our top customer segments. In October 2016, the Board met with and received updates from a number of Ernst & Young professionals on industry and technology trends and corresponding new business models. In addition to these scheduled events, our Directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience.  Directors are encouraged to attend professional development courses and seminars in order to enhance their skills as directors, at the Corporation’s expense. In 2016, one or more of the directors attended courses and seminars covering the following topics: cyber security; risk management and strategy; board governance practices; global markets and governance; semiconductor market forces; revenue recognition; capital allocation and shareholder activism.

Ethical Business Conduct
A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations, including anti-bribery and corruption laws and regulations.
Code of Business Conduct
The Board has a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including the Corporation's:
•Procedures for Reporting Concerns to the Audit Committee;
•Insider Trading Policy;
•Disclosure Policy;
•Privacy Policy;
•Information Security Policy;
•Anti-Bribery and Corruption Policy;
•Anti-Hedging Policy for Directors and Officers;
•Harassment and Discrimination Prevention Policy; and
•Confidentiality and Conflict of Interest Agreements executed by each employee.
Each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement and Confidentiality Agreement and acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions held at our main business locations.
The Code includes our expectations of conduct in the following areas:
•complying with the law and conducting business with integrity;
•avoiding conflicts of interest;
•use of corporate property including electronic devices;
•confidentiality; and
•accuracy of records and report.
The full text of the Code is filed on SEDAR at sedar.com and is posted on our website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Code Compliance and Monitoring
The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code was approved by the Board in April 2016.  The Board has delegated oversight of compliance with the Code to the Audit Committee.
In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.
The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides individuals with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.
The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.
For the financial year ended December 31, 2016, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.
Anti-Bribery and Corruption Policy
In April 2016, the Board approved the Corporation's Anti-Bribery and Corruption Policy which sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Anti-Bribery Act and any local anti-bribery or anti-corruption laws that may be applicable. This Policy supplements the Code of Business Conduct and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Prior to the introduction of this policy, the key attributes had been incorporated directly into the Code.
Anti-Hedging Policy for Directors and Officers
In February 2016, the Board approved the Corporation's Anti-Hedging Policy for Directors and Officers which prohibits directors and officers from engaging in any kind of transaction, or purchase of any kind of financial instrument, that is designed or would have the effect of hedging the value of equity or other securities granted to, or held by such person or that could reduce or limit such person’s economic risk with respect to such person’s holdings, ownership or interest in or to any equity or other securities of the Company, including without limitation outstanding stock options, restricted share units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of securities of the Corporation.
Disclosure Policy
We are committed to communicating openly and in a timely manner with shareholders, employees and the public.  Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•	ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•
evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis; and

•	reviewing and updating the disclosure policy, if necessary, and reporting to the Governance and Nominating Committee.
Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one meetings.

Executive Compensation Clawback Policy
In April 2017, the Board approved the Corporation's Executive Compensation Clawback Policy which allows the Corporation to recover performance-based compensation from the Corporation's executives, including all vice-presidents, senior vice-presidents and C-level executives, in the event of a restatement of the Corporation's previous financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that if any performance-based compensation paid would have been a lower amount had it been calculated based on such restated results, then the policy allows the corporation to recover the difference.

Compensation
In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee regularly consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing committees.
Refer to the section entitled “Director Compensation” of this Information Circular for additional information on compensation received by members of the Board of Directors in 2016.

Committees of the Board
The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:
•the Governance and Nominating Committee;
•the Human Resources Committee; and
•the Audit Committee.
Governance and Nominating Committee
The Governance and Nominating Committee (the "GNC") is comprised of three independent directors: Ms. Abrams (Chair of the Committee), Mr. Thexton and Mr. Sieber. On February 4, 2016, at the recommendation of the GNC, the Board approved a restructuring of the GNC membership and appointed the above-mentioned independent directors, all of whom are independent directors as defined in NI 52-110. On February 17, 2016, in accordance with the Board’s decision, Ms. Abrams became Chair of the GNC, replacing Mr. Cataford who stepped down as Chair on that date. Mr. Cataford remained a member of the GNC, on a transitional basis, until May 18, 2016.
Working with the Chair of the Board, the GNC annually completes a Board, Board Committee, Chair of the Board and individual Board Member effectiveness analysis and survey (collectively the "Effectiveness Survey"). The Effectiveness Survey is compiled and scored by an independent service provider (the "Service Provider"), engaged by the GNC. The Effectiveness Survey consists of 3 parts:

•	Board and Board committee effectiveness

◦	Each director scores each board committee and the entire Board across a number of parameters, scores are aggregated and benchmarked by the Service Provider for analysis by the GNC.

◦	Each director responds to a questionnaire and responses are aggregated by the Service Provider for analysis by the GNC.

◦	The Chair of the Board interviews each of the directors and prepares a report for the GNC.

•	Chair of the Board effectiveness

◦
Each director scores the Chair of the Board across a number of parameters and the Service Provider aggregates results and provides a report to the GNC Chair and the Human Resources Committee Chair for analysis and further action.

•	Individual director effectiveness - 360 degree analysis

◦	Each director scores each other director's effectiveness across a number of parameters and the Service Provider aggregates results and provides a report to each director.

◦	The Chair of the Board interviews each director.
The Chair of the GNC reviews the results of the committee effectiveness assessment individually with each committee chair, the results of the Chair of the Board effectiveness assessment with the Chair of the Board and reviews with the entire Board the results of the assessment of overall Board effectiveness. After completing the 2016 Effectiveness Survey, the GNC and the Board believe that the size and composition of the Board, as well as the mix of talents, depth of experience and skills represented by Board members are well suited to the Corporation's current circumstances and its needs for sound governance, effective decision-making and efficient operation of its Board.
On a periodic basis, the GNC reviews the credentials, background, experience and skills of the Board and compares this with the needs of the Company after reviewing: Company strategy, regulatory requirements, Board tenure and committee rotation.
Should the GNC determine the Corporation requires changes to the Board membership, a recommendation is made to the Board and the GNC begins a recruiting process.
The process to nominate a new Director begins with the GNC creating a candidate specification which, once approved by the Board, forms the basis for the recruiting strategy - either the selection of a recruiting firm or a Company staffed search. The next step is the creation of a "long-list" of candidates which takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience, the ability to make the appropriate time commitment, background, race, age and gender. The Board seeks candidates to fill gaps in skills which are identified as a result of a Board skills matrix which is reviewed and updated annually by the GNC in consultation with all members of the Board. The matrix below shows the Board's mix of skills based on information provided by individual directors.

Summary of Independent Director Qualifications and Experience	Aasen	Abrams	Cataford	Levine	Sieber	Thexton
Industry-related skills
Wireless Communications Industry Experience	✓	✓	✓	✓	✓	✓
International Business Experience - Asia	✓	✓
International Business Experience - Europe	✓			✓	✓	✓
Network Operator Experience			✓	✓	✓	✓
Customer Segments:
Automotive
Mobility		✓		✓		✓
Enterprise		✓			✓
Industrial

Subscriber Identification Module (SIM)
IoT						✓
Big Data						✓
Semi-conductor	✓	✓
General Business Skills
Human Resource Management and Compensation	✓			✓		✓
Product Development & Marketing	✓	✓		✓	✓	✓
Sales & Distribution	✓	✓	✓	✓	✓	✓
Supply Chain & Manufacturing	✓			✓	✓
Public Company Experience	✓	✓	✓	✓	✓	✓
Board and Committee Governance	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions/ Organizational change	✓	✓	✓	✓	✓	✓
Strategy Development	✓	✓	✓	✓	✓	✓
Executive level responsibility for Company Growth	✓	✓		✓	✓	✓

During 2016, the GNC met five times and, among other things, completed the following activities:

•	reviewed the mandate of the GNC and modified the work plan;

•	reviewed the position descriptions of the Chair of the Board and Board committee Chairs;

•	completed the Effectiveness Survey;

•
administered the annual evaluation of the Board, Chair of the Board, standing committees and directors (inputs compiled using a third party; results were reported to Board, Chair of the Board, chairs of the standing committees and individual board members);

•	completed a restructuring of the membership of the Board committees including a rotation of the Chair of the Board and all committee chairs, effective in 2016;

•	reviewed the Corporation’s Code of Business Conduct and other significant corporate policies including the Disclosure Policy and the Insider Trading Policy;

•	recommended to the Board the adoption of an Anti-Hedging Policy for directors and senior executives;

•	recommended to the Board the adoption of an Anti-Bribery and Corruption Policy ;

•	reviewed management's determination of the Corporation's Foreign Private Issuer status; and

•	met with Canadian and United States counsel to discuss regulatory compliance, trends and best practices in corporate governance.
The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/. During 2016, the GNC worked with the Board, the HRC and management on the following specific initiatives to improve the Corporation's governance practices and disclosure:
•adoption of a policy on retirement for Board members at age 70;
•adoption of a Clawback policy on executive incentive-based compensation;
•recommended to the HRC that Director compensation not include stock options;
•updated the Board and Committee evaluation process; and
•prepared an updated Board skills matrix.
Human Resources Committee
The Human Resources Committee ("HRC") is comprised of three independent directors: Messrs. Aasen, Cataford and Levine. On February 4, 2016, at the recommendation of the GNC, the board approved a restructuring of the HRC membership and appointed the above-mentioned independent directors to the HRC, all of whom are independent directors as defined in NI 52-110. Also on February 4, 2016, in accordance with the Board’s decision, Mr. Aasen became Chair of the HRC, replacing Mr. Thexton who stepped down as Chair on that date.
The Committee is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except the CEO, whose compensation is approved by the Board.  In addition, the Committee is also responsible for certain aspects of the compensation programs for non-executive employees such as stock based compensation.  The Human Resources Committee also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place plans to maintain strong management into the future.
The Mandate of the Human Resources Committee prohibits a director from serving as a member of the Committee if that director has been in the past three years, or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the Human Resources Committee requires that a non-management executive session be held at each regularly scheduled meeting.
Current members of the Committee are well versed in contemporary executive compensation programs and issues.  All three members have extensive experience in executive compensation matters, including involvement in compensation matters of other public companies.  This experience allows the Committee to understand current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.
During 2016, the Committee met nine times and, among other things, completed the following activities:

•	reviewed the CEO’s position description and senior executive organization structure;

•	reviewed the development plans of senior management;

•	managed the 360 degree assessment process for the CEO;

•	provided oversight of the process to review executive and board of directors compensation;

•	analyzed the results of the compensation studies and determined remuneration for directors and executives;

•	reviewed and recommended for approval to the Board, CEO compensation;

•	determined the quarterly and annual incentive plan targets and objectives for executives;

•	reviewed and approved quarterly and annual achievement of annual incentive plan targets; and

•	determined stock based compensation grants and oversaw the administration of the stock-based compensation program.
The specific responsibilities, powers and operation of the Human Resources Committee are set out in its mandate, a copy of which can be found on the Corporation’s website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Audit Committee
The Audit Committee is comprised of four independent directors: Ms. Abrams and Messrs. Cataford, Levine and Sieber, all of whom are independent directors as defined in NI 52-110.  On March 7, 2016 Mr. Cataford was appointed Chair of the Audit Committee replacing Ms. Abrams who stepped down as Chair on that date.
The Mandate of the Audit Committee describes the key functions of the Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies.
During 2016, the Committee met nine times and, among other things, completed the following activities:

•	reviewed the Committee’s mandate to ensure that the mandate reflects leading practices for Audit Committees and to ensure that meeting agendas covered all relevant topics;

•	assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness;

•	completed quarterly private meetings with the external auditors without management being present;

•	reviewed the performance, independence, internal controls, partner rotation and fees of the external auditors;

•	undertook a comprehensive external audit review process which resulted in the decision to tender the external audit to several qualifying independent audit firms in a formal RFP process;

•
provided oversight of the RFP process and subsequently made the decision to recommend that the Board propose to the shareholders the appointment of Ernst & Young, Chartered Professional Accountants as the Company's external auditor, at the annual meeting which was held on May 19, 2016.

•	on a quarterly basis approved quarterly financial disclosure including financial statements, MD&A, and guidance;

•	engaged with management and the external auditors with regard to significant estimates and areas of judgment regarding accounting principles and financial statement presentation including:

◦	inventory reserves and purchase commitments;

◦	warranty reserves;

◦	carrying value of goodwill and intangibles;

◦	purchase price adjustments recorded related to the acquisitions of GenX and Blue Creation;

◦	contingent royalty reserves, including the change in estimate, effective October 1, 2016, for our Intellectual Property royalty accrual ;

◦	accounts receivable and allowance for doubtful accounts; and

◦	litigation provisions.

•	reviewed and recommended for approval to the Board, annual financial disclosure including financial statements and MD&A;

•	reviewed reports from the external auditors;

•	reviewed the adequacy of the Corporation’s internal controls and disclosure procedures along with management’s activities undertaken to assess internal controls and disclosure controls;

•	reviewed the activities and adequacy of the Corporation’s risk management program, delivering updates on identified risks and mitigation plans to the Board;

•	determined and approved remuneration of the Corporation’s external auditors;

•	completed private meetings with the Corporation’s senior risk management executive without management being present;

•	reviewed the Company’s anti-fraud programs and provided oversight for the Company’s ethics compliance activities including the Company’s “whistleblower” hotline; and

•	at least quarterly, provided the Board with an update on the Committee's activities.
Of the nine meetings held in 2016, three were "off-cycle" meetings which were held specifically to address relevant risk management, internal control and financial reporting topics. During these meetings, management presented reports to the Audit Committee on the following topics:
•information security and "cyber" risks;
•foreign exchange risk and hedging strategy;
•capital allocation;
•the changing intellectual property royalty landscape;
•business risks specific to the Company's Cloud and Connectivity Services segment;
•revenue recognition and the new accounting rules for revenue contracts; and

•	the process for transitioning the Company's external audit to Ernst and Young beginning in June 2016.
Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s AIF under the heading “Audit Committee”.  The AIF is available on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at sedar.com.
Other Committees
The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  From time to time the Board creates special committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities.  In the recent past, such special committees have been struck for such matters as the preliminary review of strategic opportunities and evaluation of certain risk areas.  Special committees are comprised of directors based on their personal and professional experience to address the task at hand.

Director Tenure
The Corporation does not impose arbitrary director terms limits as a way to retire non-performing directors. The Board is concerned that such limits may serve to remove high performing directors as well as directors with unique and critical skill sets based solely on tenure. Instead the Board:

•	has implemented a policy of mandatory retirement at age 70 for all Board members;

•
has a rigorous process of annual Board peer evaluations that allow the Board (or in the case of the evaluation of the Chair of the Board, the Chairs of the GNC and HRC) to have a clear understanding of each director's contribution before recommending a list of nominees for shareholder approval;

•
ensures that, in choosing prospective directors, it is focused appropriately on skills and experience critical to the Board's responsibilities, including assessing and providing input on the Corporations strategic and operating activities; and

•	has implemented a rotation of Committee membership, Chair of the Board appointment and Committee Chair appointment.
Diversity Policy
In early 2015 the Board approved and the Corporation implemented a Board Diversity Policy (the "Board Diversity Policy"). A copy of our Board Diversity Policy can be found at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
In creating an effective Board, the Corporation identifies, nominates and retains high quality directors. The Board considers the level of representation of women on the Board as a way to increase overall Board effectiveness. The Board also considers other diversity considerations including: background, race and age. For new director searches, the Board Diversity Policy requires that no fewer than 25% of the candidates for consideration are drawn from diverse backgrounds.
The GNC reviews the Board Diversity Policy annually and assesses the effectiveness of the existing procedures for Board appointments in terms of achieving the Corporation’s overall goals for good governance, including objectives for Board diversity.
Since adopting the Board Diversity Policy, there have been no vacancies on the Board and therefore an assessment of the Board Diversity Policy cannot be made at this time.
At this time, the Corporation has not adopted a target or quota regarding the number of women on the Corporation’s Board or in executive officer positions.
The Corporation recognizes the value of increasing the level of diversity at both the Board and in executive officer positions and in April 2016 adopted an executive diversity policy (the "Executive Diversity Policy"). The Executive Diversity Policy, among other things, requires that for each selection process for executive appointments a target of 25% of the shortlisted candidates will be women and/or persons from ethnic minorities. Under the Executive Diversity Policy, the Corporation is taking the following steps to increase the representation of women and persons from ethnic minorities in executive roles:

•	Proactively identifying high potential women and persons from ethnic minorities as part of executive management succession planning;

•	Implementing development plans related to current opportunities for high potential women and persons from ethnic minorities; and

•	Developing a mentoring program that matches high potential employees including aspiring women and persons from ethnic minorities with executive mentors.
Under the Executive Diversity Policy the HRC is charged with assessing the effectiveness of the procedures for executive appointments in terms of achieving the Corporation's goals for diversity.
One member of the board out of seven is a female and represents 17% of our independent directors up for nomination at the 2017 annual meeting. The Corporation currently has no female executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines an NEO as:

(a)	the chief executive officer of the Corporation;

(b)	the chief financial officer of the Corporation;

(c)
the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Corporation’s NEOs for the fiscal year ended December 31, 2016 were:

1.	Jason W. Cohenour, President and Chief Executive Officer;

2.	David G. McLennan, Chief Financial Officer;

3.	Rene F. Link, Chief Marketing Officer and Senior Vice President Strategy

4.	A. Daniel Schieler, Senior Vice President and General Manager, OEM Solutions; and

5.	William E. Seefeldt, Senior Vice President, Engineering.

Responsibility for Executive Compensation Programs
The Human Resources Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the annual base salary for the Corporation's NEOs as well as short-term and long-term incentive compensation programs (with the exception of the CEO's compensation which is reviewed and approved by the Board of Directors).
The Committee is comprised of three independent directors: Messrs. Aasen, Cataford and Levine. All three members of the Committee have compensation governance experience.
The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s shareholders.  The Human Resources Committee undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the Human Resources Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the Human Resources Committee on the amount and structure of NEO compensation arrangements. The Committee considers the consultants’ recommendations in its executive compensation determinations.
Compensation for the Chief Executive Officer is recommended to the Board of Directors by the Human Resources Committee.  The Committee’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.
Compensation levels for the other NEOs, and other executives of the Corporation, are recommended to the Human Resources Committee by the Chief Executive Officer.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the Human Resources Committee.  Non-executive compensation is generally determined by managers of the Corporation.

Administration of equity-based long term incentives including stock option and Restricted Share Unit ("RSU") awards is the responsibility of the Human Resources Committee and is governed by the Corporation’s Procedures for Granting Equity Awards, which has been approved by the Board of Directors.
Our performance based compensation in the form of short-term cash incentives is based on a mixture of management objectives, as well as financial metrics, whose measurement is subject to the internal control framework of the Corporation.
The Human Resources Committee acknowledges its oversight role in the design of compensation programs and as such has given consideration to certain risks inherent in the design of the Corporation's compensation programs and, specifically, the compensation programs for the executive management of the Corporation.  One such risk is that incentive programs, in the absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce risk:

•
the Human Resources Committee can use its discretion in unusual circumstances to modify performance based compensation in the event that the performance of the executive does not adequately reflect the pre-defined objectives of the program;

•
the objectives upon which the performance based compensation is based are directly tied to the Board approved strategy and business plan for the Corporation.  The objectives are a mix of shorter term objectives (such as the achievement of revenue and operating income targets) and longer term objectives (such as initiatives to solidify the leadership position in OEM Solutions, grow Enterprise Solutions and Cloud & Connectivity Services, and build a scalable company - including systems, processes, quality and infrastructure);

•	there is frequent oversight of the program. Performance relative to the financial metrics and the non-financial objectives are reviewed and approved quarterly by the Human Resources Committee;

•	the compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries; and

•	the compensation program contains maximum limits, beyond which, awards are capped.
The Corporation's CEO and CFO are subject to the clawback provisions contained in Section 304 of the Sarbanes Oxley Act. In addition, effective April 2017, the board of directors has approved an Executive Compensation Clawback Policy that contemplates the recovery of excess incentive compensation from current or former Executives in the event of a restatement of financial statements, or a malfeasance event.
The Board does not intend to modify the methodology used to establish the NEO compensation levels for the ensuing year other than normal course updates of financial and non-financial targets.
The Company has adopted an Anti-Hedging Policy that prohibits NEOs or directors from purchasing derivative financial instruments including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Objectives
Our executive compensation program is designed to compensate executives in ways that promote outstanding performance, as well as attract and retain talented executives on a global basis.  The achievement of our compensation objectives is consistent with compensation practices in the marketplace in which we compete for talent and does so in a way that does not promote undue risk-taking.
It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  A significant portion of our NEOs' total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.  In 2016, these performance goals, and resulting compensation awards, were largely focused on our key business drivers.
Our objectives regarding compensation are to:

•	attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•
motivate short and long-term executive performance with cash incentives tied to the achievement of quarterly and annual goals set in the Board approved business plan.  In 2016, these goals included initiatives to solidify the leadership position in OEM Solutions, grow Enterprise Solutions and Cloud & Connectivity Services, and build a scalable company - including systems, processes, quality and infrastructure; and

•
align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking
Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  On an aggregate compensation basis, we target the 50th percentile of the blended peer group and published survey data by position, as a baseline when setting executive compensation.
The Human Resources Committee regularly performs a formal market review utilizing one or more independent compensation advisors. In late 2014, the Committee engaged Longnecker & Associates (“Longnecker”) to assist in setting executive compensation targets for 2015. Specifically Longnecker conducted an independent third party executive compensation review and provided analysis, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives. Longnecker’s objectives were to:

•
Review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;

•
Assess the competitiveness of the Corporation’s executive compensation, based on revenue, assets, market capitalization as compared to a peer group of publicly traded companies defined by the Human Resources Committee, and to published survey data from companies with projected revenue levels similar to the Corporation; and

•	Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Longnecker, the Human Resources Committee established the following list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Adtran Inc.	Mitel Networks Corp.
Aviat Networks, Inc	Netgear, Inc.
CalAmp Corp.	Novatel Wireless Inc.
Comtech Telecommunications	Telit Communications PLC
Digi International, Inc.	U-blox Holding AG

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless. Each member of the Peer Group has one or more similarities to the Corporation including:

•
Nature of ownership: we believe that there are differences in the management of publicly traded companies and private companies. Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought primarily publicly traded companies.

•
Business: we compete for executive talent in many marketplaces, but most often in the global wireless technology, software development and technology space, so we sought companies with operations in these businesses.

•	Size: we believe that there is often a relationship between the size of a company, and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.

Longnecker procured relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources. Based on a combination of the Peer Group analysis and survey sources, Longnecker provided recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.
In late 2015, the Human Resources Committee determined that there had not been a material change in the nature of the business. Further, the Committee concluded that the executive composition mix largely remained appropriate and that a change in design was not appropriate. In addition to the absence of material change in the marketplace, the Committee concluded that expected financial performance for 2016 would be challenging. Based on these assessments, the Committee agreed not to provide for any increase in 2016 base salary or target short term incentives for the NEOs. As a result, the Committee chose to rely on the the previous years study.
In the Fall of 2016, the Committee decided to conduct a review of its independent compensation advisory services. Following a thorough review of alternatives the Committee appointed Compensia Inc. ("Compensia") as its new adviser to advise on 2017 compensation levels for Executives and Board members.
For the fiscal years ended December 31, 2016 and 2015 the Corporation incurred the following fees payable to Compensia (2016) and Longnecker (2015):

(in United States dollars)	2016	2015
Executive Compensation- Related fees	$37,839	$—
All Other fees	Nil	Nil

Elements of Executive Compensation
Our policy is to compensate our executives for performance using a mix of annual base salary, quarterly and annual cash incentives, equity-based long term incentives and other indirect compensation.
Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.
Annual Base Salary
Our independent compensation advisors obtain compensation data for salaries of comparable executive positions from published survey data and the Peer Group to determine the 25th, 50th and 75th percentile as benchmarks.

In 2016 the NEO's received a 0% base salary increase (with the exception of Mr. Link who joined the company in April 2016). The 0% base salary increase recommendation reflected management and the Committee's focus on fiscal discipline at a time in early 2016 when the business performance was challenging.
Short Term Incentives
Short term incentives include quarterly and annual cash incentives which directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the Board approved business plan and strategy. For NEOs, 75% of the total short term incentive is based on quarterly performance and 25% is based on annual performance.
Executive target short term incentive levels in 2016 were set at the same levels as in 2015. The Human Resources Committee met at the end of each quarter to assess performance and to approve the quarterly executive short term incentives based on the achievement of assigned goals. Due to challenging business performance, short term incentive payouts were below target in 2016.
Quarterly Incentives
For Messrs. Cohenour, McLennan and Link (the “Corporate NEOs”), the quarterly short term incentive is based on the attainment of two financial metrics and one group of corporate objectives.  Each of these three metrics is equally weighted.

•
The financial metrics are measured by comparing actual performance to the relevant Plan metric derived from the Corporation’s consolidated financial plan approved by the Board of Directors (the “Plan”) on January 4, 2016.

•
The first financial metric is the achievement of consolidated quarterly revenue, in accordance with US GAAP. The attainment of the revenue component is determined by actual consolidated revenue for the period divided by consolidated Plan revenue and then multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan. For 2016 the quarterly consolidated Plan revenue targets were as follows:

	Q1	Q2	Q3	Q4
Plan revenue target (in millions)	$149.2	$164.4	$173.4	$183.0

•
The second financial metric is the achievement of consolidated quarterly Non-GAAP earnings from operations (“EOP”).  Non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in the “Non-GAAP Financial Measures” section of the Corporation’s Management’s Discussion and Analysis for its most recently completed financial year available on SEDAR at sedar.com and on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/. The attainment of the EOP component is determined by actual consolidated EOP for the period divided by Plan EOP. If actual EOP is less than 75% of Plan, attainment is zero. Attainment for this component is capped at 200% of Plan. For 2016 the quarterly consolidated EOP targets were as follows:

	Q1	Q2	Q3	Q4
EOP target (in millions)	$2.4	$8.3	$11.0	$15.3

•	The quarterly corporate objectives metric measures the execution on key operational initiatives designed to:

•	Solidify the leadership position in OEM Solutions;

•	Grow Enterprise Solutions;

•	Grow Cloud and Connectivity Services; and

•	Build a scalable company (systems, process, quality and infrastructure).

Each quarter the Human Resources Committee sets measurable objectives (“MBOs”) in each of the above four areas and then attainment of each objective is evaluated at the end of the quarter. Attainment for this component is capped at 100% of target. The cap of 100% in 2016 was reduced from 150% in 2015.

At the end of each quarter, the actual quarterly cash incentive for the Corporate NEO's is calculated by multiplying the quarterly cash incentive percentage attainment by the individual NEOs target quarterly cash incentive.  For the Corporate NEOs, the calculation of the quarterly cash incentive percentage attainment is as follows:

Corporate NEO Quarterly Cash Incentive % Attainment		Revenue Component (1): Weighting: 33.3%		EOP Component (2): Weighting: 33.3%		MBO Component Weighting: 33.3%

	=		+		+
		Actual Revenue ÷ Plan Revenue		Actual EOP ÷ Plan EOP		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on consolidated Revenue for the Corporation
(2) Based on consolidated Non-GAAP EOP for the Corporation

For the Corporate NEOs, the 2016 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
Consolidated Revenue	33.3%	90.0%	90.0%	63.0%	59.0%
Consolidated Non-GAAP EOP	33.3%	—%	79.0%	—%	—%
MBO	33.3%	98.7%	90.4%	100.0%	85.4%
Total weighted % attainment		62.9%	86.4%	54.3%	48.1%

The quarterly cash incentive for Mr. Schieler, who heads the OEM Solutions business unit ("OEM Solutions"), and Mr. Seefeldt who heads Engineering for OEM Solutions ("OEM BU NEOs") is based on the attainment of two financial metrics related to OEM Solutions and one group of corporate objectives.

•
The first financial metric is the achievement of quarterly OEM Solutions business unit revenue, in accordance with US GAAP.  The attainment of the revenue component is determined by actual OEM Solutions revenue divided by OEM Solutions Plan revenue for the period and then multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan. For Messrs. Schieler and Seefeldt, this metric had a 40% weight.

•
The second financial metric is the achievement of quarterly OEM Solutions Non-GAAP Contribution Margin (“OEM CM”).  The attainment of the OEM CM component is determined by the actual OEM CM for the period divided by the Plan OEM CM. If actual OEM CM is less than 60% of the Plan OEM CM, or actual consolidated EOP is less than or equal to 75%, attainment of this component is zero. Maximum attainment for this component is capped at 200% of Plan. For Messrs. Schieler and Seefeldt, this metric had a 40% weight.

•	The MBO metric is the same as those for the Corporate NEOs, and attainment is capped at 100%. For Messrs. Schieler and Seefeldt, this metric had a 20% weight.

The calculation of the quarterly cash incentive percentage attainment for Messrs. Schieler and Seefeldt is as follows:

OEM BU NEOs Quarterly Cash Incentive % Attainment		OEM Solutions Revenue Component (1): Weighting: 40%		OEM CM Component (2): Weighting: 40%		MBO Component: Weighting: 20%

	=		+		+
		Actual Revenue ÷ Plan Revenue		Actual OEM CM ÷ Plan OEM CM		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on OEM Solutions Revenue
(2) Based on OEM Solutions Non-GAAP Contribution Margin

For Messrs. Schieler and Seefeldt, the 2016 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
OEM Solutions Revenue	40.0%	92.0%	92.0%	67.0%	67.0%
OEM CM	40.0%	—%	86.9%	—%	—%
MBO	20.0%	98.7%	90.4%	100.0%	85.4%
Total weighted % attainment		56.5%	89.6%	46.8%	43.9%

Annual Incentives

For all the NEOs the annual cash incentive, representing 25% of the total target cash incentive for the year is based on two equally weighted components:  (i) actual consolidated annual revenue relative to consolidated Plan annual revenue of $670.0 million, multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan, and (ii) actual consolidated annual EOP relative to consolidated Plan annual EOP of $37.0 million. Attainment for this component is capped at 200% of Plan, and if actual EOP is less than 75% of Plan attainment is zero. The NEO annual cash incentive percentage attainment is calculated as follows:

NEO Annual Cash Incentive % Attainment		Revenue Component: Weighting: 50%		EOP Component: Weighting: 50%

	=		+
		Actual Revenue ÷ Plan Revenue		Actual EOP ÷ Plan EOP

The 2016 annual cash incentive percentage attainment for each component and the total weighted % attainment was as follows:

	Weight	Full Year
Consolidated Revenue	50.0%	75.0%
Consolidated Non-GAAP EOP	50.0%	78.7%
Total weighted % attainment		76.8%

Equity-Based Long-Term Incentives (“LTIs”)
Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI grants are based on position level and overall market competitiveness. In addition, from time-to-time LTIs are also granted to recognize performance on specific initiatives.
The 2016 LTI grants for Messrs. Cohenour, McLennan, Schieler and Seefeldt were set at the same target dollar value as the 2015 LTI grants. Mr. Link received a new hire grant on May 9, 2016 at a target dollar value equivalent to his 2016 annual target dollar value.
Annual LTI grants are comprised of a mix of stock options and RSUs (a summary of the key terms of the stock option and RSU Plans can be found in Schedule A).  The mix of stock options and RSUs is determined by the Human Resources Committee, taking into consideration, among other things, the number of stock options and RSUs available for granting, dilution impact, competitive factors and cash utilization.  Once the mix has been determined and based on the target dollar value of each individual LTI grant, the Corporation uses a trailing six month average fair value (using the Black-Scholes option pricing model) to calculate the number of stock options to grant, and a trailing six month average share price to determine the number of RSUs to grant.  Once the number of stock options and RSUs are determined, the exercise price of the stock options and the fair market value of the RSUs are set at the market closing price on the day the stock options and RSUs are granted.
The 2016 annual NEO LTI grants were issued 50% (70% in 2015) in the form of RSUs and 50% (30% in 2015) in the form of stock options.  Annual executive LTI grants are done every year in February (or the first available window following the date of hire for new executives), after the public disclosure of our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will issue the grants after the trading blackout period has ended.
In April 2017, the Board approved amendments to the Treasury RSU plan to lower the number of RSUs which may be outstanding under the Treasury RSU plan to 2.6% (from 3.5%) of the issued and outstanding Common Shares from time to time.

Retirement Benefits
U.S. 401(k)
The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.
Canada Registered Retirement Savings Plan
The Canadian Registered Retirement Savings Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

Minimum Share Ownership Guidelines
In 2007, minimum share ownership guidelines were established for executives.  Each of these individuals is expected to own a minimum number of Common Shares or vested RSU's (or a combination thereof) that is equal to the lesser of:

•
An amount equal to two times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one times annual base salary in the case of each other executive, divided by the fair market value of the Common Shares or vested RSU's; or

•
48,000 Common Shares or vested RSU's (or a combination thereof) for the President and Chief Executive Officer and 12,000 Common Shares or vested RSU's (or a combination thereof) for each other executive.

New executives have five years from the date of their first appointment to comply with the guidelines.
 As of December 31, 2016 Messrs. Cohenour, McLennan and Schieler were in compliance with the guidelines. Messrs. Seefeldt and Link's holdings were below the minimum threshold as of December 31, 2016. Mr. Seefeldt and Mr. Link joined the Corporation in January 2015 and April 2016, respectively and have five years from those dates to comply with the guidelines.
Failure to meet or maintain these ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.
These guidelines are administered by the Governance and Nominating Committee of the Board.  This committee has the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.
In 2007, minimum share ownership guidelines were established for the members of the Board.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three times the annual board retainer.  Equity ownership consists of a combination of Common Shares and vested RSUs, using the higher of cost or market value.  The annual board retainer does not include meeting fees, committee fees, RSU or stock option awards.
New Board members have three years from their first appointment to comply with the guideline.  As of December 31, 2016, all of the Board members have achieved the ownership thresholds.

Compensation Details

Summary Direct Compensation

The following summaries of the total direct compensation components for each NEO include actual compensation compared to target for 2016.

Jason W. Cohenour, President and Chief Executive Officer
In recognition of his contribution in 2016, Mr. Cohenour's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
62.9%	86.4%	54.3%	48.1%	76.8%

Direct Compensation Summary
	2016		2015	2014
	Target	Actual	Actual	Actual
Salary	645,606	645,606	669,925	626,167
Short Term Incentives (1)	575,163	381,873	487,524	535,402
Total Cash	1,220,769	1,027,479	1,157,449	1,161,569
Options	376,781		370,425	415,128
Restricted Share Units	345,034		911,966	993,271
Long Term Equity Incentives	721,815		1,282,391	1,408,399
Total Direct Compensation	1,942,584	1,749,294	2,439,840	2,569,968

(1)	75% paid quarterly, 25% paid annually.

David G. McLennan, Chief Financial Officer
In recognition of his contribution in 2016, Mr. McLennan's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
62.9%	86.4%	54.3%	48.1%	76.8%

Direct Compensation Summary
	2016		2015	2014
	Target	Actual	Actual	Actual
Salary	271,020	271,020	291,790	315,563
Short Term Incentives (1)	183,651	121,938	161,537	205,244
Total Cash	454,671	392,958	453,327	520,807
Options	164,927		161,454	184,801
Restricted Share Units	156,207		413,834	450,047
Long Term Equity Incentives	321,134		575,288	634,848
Total Direct Compensation	775,805	714,092	1,028,615	1,155,655

(1)	75% paid quarterly, 25% paid annually.

Rene F. Link, Chief Marketing Officer and Senior Vice President, Strategy
In recognition of his contribution in 2016, Mr. Link's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
N/A	86.4%	54.3%	48.1%	76.8%

Direct Compensation Summary
	2016		2015	2014
	Target	Actual (2)	Actual (2)	Actual (2)
Salary	300,000	219,231	n/a	n/a
Short Term Incentives (1)	180,000	89,640	n/a	n/a
Total Cash	480,000	308,871	n/a	n/a
Options	141,529		n/a	n/a
Restricted Share Units	134,604		n/a	n/a
Long Term Equity Incentives	276,133		n/a	n/a
Total Direct Compensation (3)	756,133	585,004	n/a	n/a

(1)	75% paid quarterly, 25% paid annually

(2)	Mr. Link's actual amounts are pro-rated based on his April 2016 start date

(3)	In addition to direct compensation, Mr. Link received a signing bonus of $66,000.

A. Daniel Schieler, Senior Vice President and General Manager, OEM Solutions
In recognition of his contribution in 2016, Mr. Schieler's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
56.5%	89.6%	46.8%	43.9%	76.8%

Direct Compensation Summary
	2016		2015	2014
	Target	Actual	Actual	Actual
Salary	300,000	300,000	311,126	286,231
Short Term Incentives (1)	172,290	109,576	147,620	191,986
Total Cash	472,290	409,576	458,746	478,217
Options	88,153		86,664	86,156
Restricted Share Units	80,726		213,372	206,152
Long Term Equity Incentives	168,879		300,036	292,308
Total Direct Compensation	641,169	578,455	758,782	770,525

(1)	75% paid quarterly, 25% paid annually.

William E. Seefeldt ,(1) Senior Vice President, Engineering
In recognition of his contribution in 2016, Mr. Seefeldt's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
56.5%	89.6%	46.8%	43.9%	76.8%

Direct Compensation Summary
	2016		2015 (1)	2014
	Target	Actual	Actual	Actual
Salary	270,013	270,013	249,234	n/a
Short Term Incentives (2)	121,500	77,274	95,862	n/a
Total Cash	391,513	347,287	345,096	n/a
Options	71,090		69,888	n/a
Restricted Share Units	65,100		172,073	n/a
Long Term Equity Incentives	136,190		241,961	n/a
Total Direct Compensation	527,703	483,477	587,057	n/a

(1)	Mr. Seefeldt joined the Corporation in January 2015.

(2)	75% paid quarterly, 25% paid annually.

(3)	In addition to direct compensation, Mr. Seefeldt received other compensation of $57,480 in 2016 and $158,094 in 2015, primarily related to a cost of living and relocation allowance.

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

Summary Total Compensation (1)

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share - based Awards(2) ($)	Option - based Awards(3) ($)	Short term Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(4) ($)	Total Compensation ($)
Jason W. Cohenour Chief Executive Officer	2016	645,606	345,034	376,781	381,873	—	Nil	—	1,749,294
	2015	669,925	911,966	370,425	487,524	—	Nil	—	2,439,840
	2014	626,167	993,271	415,128	535,402	—	Nil	—	2,569,968
David G. McLennan Chief Financial Officer	2016	271,020	156,207	164,927	121,938	—	Nil	—	714,092
	2015	291,790	413,834	161,454	161,537	—	Nil	—	1,028,615
	2014	315,563	450,047	184,801	205,244	—	Nil	—	1,155,655
Rene F. Link Chief Marketing Officer and Senior Vice President Strategy (8)	2016	219,231	134,604	141,529	89,640	—	Nil	66,000	651,004
A. Daniel Schieler Senior Vice President and General Manager, OEM Solutions	2016	300,000	80,726	88,153	109,576	—	Nil	—	578,455
	2015	311,126	213,372	86,664	147,620	—	Nil	—	758,782
	2014	286,231	206,152	86,156	191,986	—	Nil	—	770,525
William E. Seefeldt Senior Vice President, Engineering (7)	2016	270,013	65,100	71,090	77,274	—	Nil	57,480	540,957
	2015	249,234	172,073	69,888	95,862	—	Nil	158,094	745,151
Notes:

(1)
All dollar amounts in the Summary Total Compensation table and footnotes are reflected in U.S. dollars; however, compensation for Mr. McLennan was awarded, earned or payable in Canadian dollars.  As a result, compensation levels, in U.S. dollar equivalent, may change despite there being no changes in salary levels in the NEO’s payment currency.   The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2016 — 0.7544; 2015 — 0.7828; 2014 — 0.9057.

(2)
Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.

(3)
Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  We use the Black-Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair value of each stock option granted to the NEOs in 2016 was $4.47; 2015 — $11.34; 2014 — $7.05 using the following assumptions:

	2016	2015	2014
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	51%	44%	46%
Risk-free interest rate	0.72%	0.94%	1.19%
Expected life of options (in years)	4.0	4.0	4.0

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

(4)
All other compensation includes automobile allowances, housing allowances, living allowances, travel allowances, vacation payouts, contributions to retirement savings plans, tax preparation services and “gross ups” related to payment of taxes. Mr. Seefeldt's other compensation includes a cost of living allowance of $50,000 (2015 - $100,000) and a relocation allowance of $nil (2015- $53,421). Mr. Link's other compensation includes a signing bonus of $66,000.

(5)
Mr. Cohenour's compensation is entirely related to his role as the Corporation's President and Chief Executive Officer. He does not receive any compensation in his role as a Director of the Corporation.

(6)
Compensation from Short-term Incentive Plans includes amounts earned in the fourth quarter and an end of year cumulative portion, which are not paid out until the first quarter of the following year under the terms of the Corporation's Short-term Incentive Plans.

(7)	Mr. Seefeldt joined the Corporation in January 2015.

(8)	Mr. Link joined the Corporation in April 2016.

Share Performance

The following graph compares the Corporation’s cumulative shareholder return over the last five years on a Cdn $100 investment in its Common Shares (made December 31, 2011) to the cumulative return of a comparable investment on the S&P/TSX Composite Total Return Index. The graph also shows the relationship between shareholder return and aggregate NEO compensation over the last five years. The compound annual growth in NEO total compensation was 2.1% for the five year period, compared to 24.1% compound annual growth of the Corporation's share price in the same period.

	Dec 2011 $	Dec 2012 $	Dec 2013 $	Dec 2014 $	Dec 2015 $	Dec 2016 $
Sierra Wireless, Inc.	100	111	359	772	304	294
S&P/TSX Composite Total Return Index	100	107	121	134	123	149
NEO Compensation (US$'000)(1)(2)	4,990	5,682	8,349	5,882	5,602	4,234
NEO Compensation Index	100	113	170	129	142	111

(1)	NEO compensation is composed of salary, short-term incentive payments, value of equity awards at time of grant and other compensation as reported in the Summary Total Compensation table.

(2)	NEOs were Messrs. Cohenour and McLennan and the three most highly compensated executive officers of the Corporation other than the CEO and CFO.

As at December 31, 2016, the share price of the Corporation was approximately negative 3.4% of its price one year earlier.

Incentive Plan Awards
Outstanding Option-based Awards and Share-based Awards
The following table sets out information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2016.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Share Unit Plans, refer to Schedule A of this Information Circular.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) (US $)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US $)	Market or Payout Value of Share- based Awards Not Paid out or Distributed (US $)
Jason W. Cohenour	6,960	US$	11.56	February 8, 2018	$520,492	69,857	$1,096,755	Nil
	40,189	US$	19.03	February 7, 2019
	31,775	US$	32.29	February 9, 2020
	90,382	US$	10.26	February 8, 2021
David G. McLennan	3,152	Cdn$	11.64	February 8, 2018	$227,706	31,633	$494,663	$668,912
	16,545	Cdn$	20.98	February 7, 2019
	14,388	Cdn$	40.28	February 9, 2020
	40,928	Cdn$	14.28	February 8, 2021
Rene Link	19,026	US$	17.80	May 9, 2021	$—	7,562	$118,723	Nil
A. Daniel Schieler	6,299	US$	7.89	February 14, 2017	$216,054	15,885	$249,395	Nil
	12,518	US$	11.56	February 8, 2018
	8,341	US$	19.03	February 7, 2019
	7,434	US$	32.29	February 9, 2020
	21,146	US$	10.26	February 8, 2021
William E. Seefeldt	5,995	US$	32.29	February 9, 2020	$92,768	9,898	$155,399	Nil
	17,053	US$	10.26	February 8, 2021
Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
The option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)	Options have a term of five years.

(4)	At December 31, 2016 the closing stock price of the Common Shares on the NASDAQ was US $15.70 and on the TSX was Cdn $21.02.

(5)
Generally, RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  Unvested RSUs are comprised of grants dated February 07, 2014, February 09, 2015, February 08, 2016 and May 09, 2016.  On February 08, 2016, Messrs. Cohenour, McLennan, Schieler, and Seefeldt were issued 33,629, 15,228, 7,868 and 6,345 RSUs, respectively. On May 09, 2016, Mr. Link was issued 7,562 RSUs.

(6)
The market value of RSUs at December 31, 2016 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $15.70 for Messrs. Cohenour, Link, Schieler and Seefeldt; and the closing stock price of the Common Shares on the TSX of Cdn $21.02 for Mr. McLennan translated at the spot foreign exchange rate of Cdn $1.00 = US $0.7439.

Value Vested or Earned During Fiscal 2016

The following table sets out, for each NEO, the value of stock options and RSUs that vested during 2016, as well as the value of non-equity incentive compensation earned during 2016.

Name	Option-based Awards — Value Vested During 2016(1) ($)	Share-based Awards — Value Vested During 2016(2) ($)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2016 ($)
Jason W. Cohenour	127,569	1,077,870	381,873
David G. McLennan	98,181	531,584	121,938
Rene F. Link (3)	—	—	89,640
A. Daniel Schieler	26,479	332,809	109,576
William E. Seefeldt	—	18,488	77,274
Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates. Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.

(2)
This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired or units vested. Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot Rate
February 8, 2016	10.26	14.28	0.7183
February 9, 2016	10.41	14.37	0.7236
May 6, 2016	17.78	22.99	0.7739

(3)	Mr. Link joined the Corporation in April 2016 and therefore no equity awards have vested as of the end of the fiscal year.

Option Exercises During Fiscal 2016

The following table sets out, the number of common shares acquired through option exercises during 2016 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the market price of the common shares on the NASDAQ or on the TSX on the exercise date and the exercise price of the option.

Name	Shares acquired upon exercise (#)	Value Realized ($)
Jason W. Cohenour	47,655	322,384
David G. McLennan	21,579	266,509
Rene F. Link	—	—
A. Daniel Schieler	1,274	1,351
William E. Seefeldt	—	—

Termination and Change of Control Benefits
The Corporation has entered into executive employment agreements with each of Messrs. Cohenour, McLennan, Link, Schieler and Seefeldt under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreements, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the short-term incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.
In the event of the termination of Mr. Cohenour's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide working notice equal to 18 months plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In the event of the termination of Messrs. McLennan, Link, Schieler or Seefeldt's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 12 months, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.
In addition, the executive employment agreements for Messrs. Cohenour, McLennan, Link, Schieler and Seefeldt provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.  If Messrs. Cohenour, McLennan, Link, Schieler or Seefeldt’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. McLennan, Link, Schieler and Seefeldt and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

The following table sets out the estimated amounts payable to each NEO in the event of resignation, termination without cause, and change of control, assuming that the triggering event took place on December 31, 2016.

	Severance	Long Term Incentive(2)	Total Payout
Type of Termination	($)	($)	($)
Jason Cohenour
Resignation (1)	—	—	—
Termination (without cause)	9,297,808	1,288,236	10,586,044
Change of Control	9,394,649	1,607,643	11,002,292
David McLennan
Resignation (1)	—	—	—
Termination (without cause)	3,184,856	575,537	3,760,393
Change of Control	2,390,987	714,772	3,105,759
Rene F. Link
Resignation (1)	—	—	—
Termination (without cause)	441,091	39,564	480,655
Change of Control	473,975	118,723	592,698
A. Daniel Schieler
Resignation (1)	—	—	—
Termination (without cause)	2,393,290	293,681	2,686,971
Change of Control	1,839,967	368,416	2,208,383
William E. Seefeldt
Resignation (1)	—	—	—
Termination (without cause)	418,585	105,539	524,124
Change of Control	429,188	248,167	677,355
Notes:

(1)
Upon written notice of resignation, the Corporation has the right to elect to immediately terminate the NEO's employment. The written notice of resignation cannot be less than six weeks and cannot be more than six months.

(2)	Long Term Incentive represents the unvested stock options and RSUs that become vested as a result of termination without cause and change of control.

DIRECTOR COMPENSATION

The following table sets out remuneration for directors of the Corporation who were not officers of the Corporation as at December 31, 2016.

2016 Board Compensation Schedule
Annual Retainer	US$	40,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Audit Committee Member	US$	8,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting — in person	US$	1,500
Board or committee — conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.
All non-management directors are eligible to participate in the Stock Option Plan and the Restricted Share Unit plans. While directors received both stock options and restricted share units in 2016, in 2017, as part of an updated compensation structure the board will receive 100% restricted share units for their annual equity grant. See details below. All of the non-management directors were independent directors of the Corporation at the time the restricted shares and stock options were granted. Executive officers of the Corporation are not permitted to receive any compensation, including restricted share units and stock options, to which they might otherwise be entitled only by virtue of being directors of the Corporation.
The following table sets out the total compensation and benefits for our non-employee directors for fiscal 2016.

Name	Fees Earned or Paid in Cash(1) ($)	Share-based Awards(2) (3) ($)	Option-based Awards(2) (4) ($)	Total ($)
Gregory D. Aasen	91,525	20,824	21,990	134,339
Robin A. Abrams	108,047	20,828	22,749	151,624
Paul G. Cataford	118,601	20,824	21,990	161,415
Charles E. Levine	117,329	20,828	22,749	160,906
Thomas Sieber	104,129	20,828	22,749	147,706
Kent P. Thexton	110,878	20,824	21,990	153,692

Notes:

(1)	Non-employee director fees are based in U.S. dollars.

(2)
Messrs. Levine and Sieber and Ms. Abrams’ share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of Cdn $1.00 = US $0.7183 on the date of grant.

(3)	Each non-employee director received 2,030 RSUs on February 8, 2016. On February 8, 2016, the closing price of the Common Shares on the NASDAQ was US $10.26 and Cdn $14.28 on the TSX.

(4)
Each non-employee director received 5,457 option-based awards on February 8, 2016. The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Total Compensation" table in this Information Circular.  The fair value on February 8, 2016 was US $4.17.

Changes to board compensation in 2017

In Fall 2016, the HRC (which is mandated by the board to review director compensation structure and levels) engaged with Compensia (independent compensation advisors) to conduct a full review of board compensation using a peer comparator group and Compensia's knowledge of prevailing market trends and good governance trends. As a result of this study, the HRC recommended to the board, and they approved, the following changes to board compensation principles effective April 1, 2017:

•	Annual Equity Awards consisting of 100% restricted share units (eliminating the issuance of stock options for directors) with a 1-year vest cycle;

•	Elimination of meeting fees for Board and Committee meetings; and

•	Alignment of board and committee retainer values to market levels.

The following table sets out the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2016.

	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price(2)		Option Expiration	Value of Unexercised In- the- Money Options(4)	Number of Units of Common Shares That Have Not Vested(5)	Market or Payout Value of Share-based Awards That Have Not Vested(6)	Market Payout Value of Vested Share-based Awards Not Paid out or Distributed
Name	(#)	($)		Date(3)	(US $)	(#)	(US $)	(US $)
Gregory D. Aasen	3,782	Cdn$	11.64	February 8, 2018	53,858	4,218	65,959	71,870
	3,529	Cdn$	20.98	February 7, 2019
	1,918	Cdn$	40.28	February 9, 2020
	5,457	Cdn$	14.28	February 8, 2021
Robin A. Abrams	4,259	US$	7.58	May 7, 2017	92,102	4,218	66,223	Nil
	6,723	US$	11.56	February 8, 2018
	3,529	US$	19.03	February 7, 2019
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Paul G. Cataford	2,528	Cdn$	11.64	February 8, 2018	45,083	4,218	65,959	Nil
	2,679	Cdn$	20.98	February 7, 2019
	1,918	Cdn$	40.28	February 9, 2020
	5,457	Cdn$	14.28	February 8, 2021
Charles E. Levine	6,211	US$	7.89	February 14, 2017	106,027	4,218	66,223	Nil
	6,723	US$	11.56	February 8, 2018
	3,529	US$	19.03	February 7, 2019
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Thomas Sieber	3,529	US$	19.89	May 5, 2019	29,686	4,218	66,223	Nil
	$1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Kent P. Thexton	3,782	Cdn$	11.64	February 8, 2018	53,858	4,218	65,959	71,870
	3,529	Cdn$	20.98	February 7, 2019
	1,918	Cdn$	40.28	February 9, 2020
	5,457	Cdn$	14.28	February 8, 2021

Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Messrs. Levine, Sieber and Ms. Abrams, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(3)	Options have a term of five years.

(4)	At December 31, 2016 the closing stock price of the Common Shares on the NASDAQ was US $15.70; and on the TSX was Cdn $21.02.

(5)
RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director was granted 3,151 on February 7, 2014. Mr. Sieber joined the Board in early 2014 and was granted 3,151 RSUs on May 5, 2014. Each non-employee director was granted 1,705 RSUs on February 9, 2015 and 2,030 RSUs on February 8, 2016.

(6)
The market value of RSUs that have not vested at December 31, 2016 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $15.70 for Messrs. Levine, Sieber and Ms. Abrams; and the closing stock price of the Common Shares on the TSX of Cdn $21.02 for the other non-employee Canadian directors translated at the spot foreign exchange rate of Cdn $1.00 = US$0.7439.

The following table sets out the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2016.

Name	Option-based Awards — Value Vested During 2016(1) ($)	Share-based Awards — Value Vested During 2016(2)(3) ($)
Gregory D. Aasen	$13,086	$39,757
Robin A. Abrams	9,384	39,771
Paul G. Cataford	13,086	39,757
Charles E. Levine	7,699	39,771
Thomas Sieber	—	21,232
Kent P. Thexton	13,086	39,757
Notes:

(1)
The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.

(2)
RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On February 8, 2013, all non-employee directors received 6,747 RSUs, of which 2,248 vested on February 8, 2014. On February 7, 2014, all non-employee directors received 3,151 RSUs, of which 1,050 vested on February 7, 2015 and Mr. Sieber received 3,151 RSUs on May 5, 2014, of which 1,050 vested on May 5, 2015. On February 9, 2015, all non-employee directors received 1,705 RSUs, of which 568 vested on February 9, 2016. On February 8, 2016, all non-employee directors received 2,030, RSUs, none of which had vested during 2016.

(3)
The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot FX Rate
February 8, 2016	10.26	14.28	0.7183
February 9, 2016	10.41	14.37	0.7236
May 5, 2016	14.59	18.83	0.7780

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2016, the securities authorized for issuance under the Stock Option Plan and Treasury RSU Plan.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders	Stock Option Plan	1,315,623	Cdn $	19.65	1,870,373
			US $	14.61
	Treasury RSU Plan	349,712		Nil	765,387
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		1,665,335	Cdn $	19.65	2,635,760
			US $	14.61

The following table summarizes, as at April 11, 2017, the securities authorized for issuance under the Stock Option Plan and Treasury RSU Plan.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders	Stock Option Plan (1)	1,553,742	Cdn $	26.33	1,662,010
			US $	19.76
	Treasury RSU Plan (2)	513,505		Nil	322,590
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		2,067,247	Cdn $	26.33	1,984,600
			US $	19.76

(1)	The weighted average remaining contractual life of outstanding stock options is 3.8 years.

(2)
Effective April 11, 2017, the Board of Directors approved a resolution to reduce the maximum number of RSUs which may be outstanding under the Treasury RSU from time to time to be a variable number equal to 2.6% of the issued and outstanding Common shares of the Corporation from time to time.

NORMAL COURSE ISSUER BID

On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we were able to purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017.

For the year ended ended December 31, 2016, we purchased and canceled 809,872 common shares at an average price of $12.61 per share. The excess purchase price over and above the average carrying value in the amount of $1,507 was charged to retained earnings.

As of February 8, 2017, on expiry of the plan, we had purchased a total of 980,089 common shares at an average price of $13.25 per share.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof there is, and during the most recently completed financial year there was, no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries or any of their associates nor has the Corporation nor any of its subsidiaries provided a guarantee, support agreement, letter of credit or similar arrangement with respect to indebtedness of such persons to other entities.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2016, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US $411,000.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditors. Shareholders may contact the Corporate Secretary of the Corporation at 13811 Wireless Way, Richmond, British Columbia, telephone (604) 231-1100.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 11th day of April, 2017.

 On Behalf of the Board

David G. McLennan
Chief Financial Officer and Secretary

Schedule A

The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.
Stock Option Plan
The material terms of the Stock Option Plan are as follows:

•	the number of outstanding options under the Stock Option Plan, as of April 11, 2017, is 1,553,742, representing 5% of the issued and outstanding Common Shares as of such date;

•
employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;

•	the Stock Option Plan reserves for issuance, the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares;

•
in accordance with the insider participation limits of the Toronto Stock Exchange (“TSX”), the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation, including under the Corporation’s Treasury RSU Plan):  (i) issuable to insiders of the Corporation shall not exceed 10%  of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares. In addition to the foregoing limits, the Corporation does not intend to issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 10% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;

•
the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;

•
the options will become vested and exercisable as to 12/48th of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th  of the Common Shares at the end of each successive month thereafter;

•
options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  The expiration date cannot be more than 5 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•
if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•	options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)
any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);

(ii)	any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;

(iii)	any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)	any cancellation and re-issue of options;

(v)
any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)	any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to section 6.1(c) of the Stock Option Plan.

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In addition to the foregoing:

•	Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•	Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•
The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.

•
The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is the second business day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become the second business day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plans

We maintain two RSU plans: a market-based RSU plan (the "Market RSU"), obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU”), obligations from which are ultimately settled by the issuance of shares from treasury.

The material terms of the Treasury RSU are as follows:

•
employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU;

•
pursuant to a resolution dated April 11, 2017, the Board of Directors of the Corporation amended the maximum number of RSUs which may be outstanding under the Treasury RSU from time to time to be a variable number equal to 2.6% (reduced from 3.5%) of the issued and outstanding Common Shares of the Corporation (on a non-diluted basis) from time to time;

•
in accordance with the insider participation limits of the TSX, the number of Common Shares: (i) issuable to insiders of the Corporation together with any Common Shares issuable pursuant to any other security based compensation arrangement as defined in the Treasury RSU, shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares. In addition to the foregoing limits, the Corporation does not intend to issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 10% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares issued to any one person under the Treasury RSU shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued, together with any Common Shares issued pursuant to any other security based compensation arrangement, to any insider of the Corporation and such insider's associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation, together with any Common Shares issued pursuant to any other security based compensation arrangement, shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of awards to outside directors shall not exceed $100,000 per year per outside director;

•	on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common

Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•	restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;

•
vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash. Each vested share unit is entitled to one Common Share or cash in lieu, which cash payments shall be determined by multiplying the number of vested RSUs by the fair market value (as that term is defined in the Treasury RSU) on the issue date, less applicable withholding;

•
if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be canceled. If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•	restricted share units granted under the Treasury RSU are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU, any provisions thereof or any restricted share unit granted under the Treasury RSU, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU,

(c)	to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)	to change the termination provisions of restricted share units or the Treasury RSU which does not entail an extension beyond the original expiry date of the restricted share units;
provided, however that:

(e)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)	the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU):

(i)	to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)	to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)	to extend the expiry date of any outstanding awards;

(iv)	to extend the maximum permitted expiry date under the Treasury RSU beyond five (5) years;

(v)	to cancel and re-issue any awards;

(vi)	to permit share units granted under the Treasury RSU to be transferable or assignable other than for normal estate settlement purposes;

(vii)
to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)	any amendment to Section 12.1(g), which enumerates those amendments to the Treasury RSU which require shareholder approval.

•
there are provisions for adjustment in the number of Common Shares issuable on vesting of RSUs in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In the case of the Market RSU plan, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

With respect to both the Treasury RSU and the Market RSU plan:

•	on each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each restricted stock unit;

•
the number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval; and

on the effective date of each RSU approved for issuance (being the second business day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.

APPENDIX A

Text of Resolution to Re-approve the Unallocated Options, Rights and other entitlements under the Amended and Restated 1997 Stock Option Plan

BE IT RESOLVED, as an ordinary resolution, that:

1.	all unallocated options, rights and other entitlements under the Amended and Restated 1997 Stock Option Plan of the Corporation (the "Amended Plan") be and are hereby approved;

2.
the Corporation has the ability to continue granting options under the Amended Plan until May 18, 2020, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought; and

3.
any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX B

SIERRA WIRELESS, INC.
AMENDED AND RESTATED 1997 STOCK OPTION PLAN

History. The 1997 Stock Option Plan approved by the Board on February 14, 1997, was amended by Amendment No. 1 effective as of February 19, 1998, by Amendment No. 2 effective November 11, 1998, by Amendment No. 3 effective May 17, 1999, by Amended No. 4 effective May 5, 2000, by Amendment No. 5 effective April 25, 2001, by Amendment No. 6 effective April 18, 2002, by Amendment No. 7 effective April 25, 2005, and by Amendment No. 8 effective May 1, 2008 (collectively, the “Original Plan”). The Board, by its signature hereto, amends and restates the Original Plan, with effect as of May 17, 2011.
Purpose. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or any subsidiary of the Company, by offering them an opportunity to participate in the Company’s future performance through awards of Options.

ARTICLE I
INTERPRETATION

1.1    Definitions. As used in this Plan, the following words and terms will have the following meanings:

(a)	“Board” means the board of directors of the Company;

(b)	“Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board;

(c)	“Company” means Sierra Wireless, Inc. or any successor corporation;

(d)	“Disability” means the mental or physical state of an individual such that:

(i)
the Board, other than such individual, determine that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfil his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive 6 month period or for any period of 8 months (whether or not consecutive) in any consecutive 12 month period;

(ii)	a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs; or

(iii)
in connection with a Participant holding an incentive stock option (intended to qualify under section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”)), a condition in which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months.

(e)	“Effective Date” means May 17, 2011;

(f)	“Eligible Person” means any person who is:

(i)
a full-time employee or independent contractor of the Company and its majority-owned subsidiaries (“subsidiaries”), or a part-time employee or independent contractor of the Company and its subsidiaries working not less than 20 hours per week; or

(ii)	a consultant to the Company or a subsidiary in respect of whom the Company is permitted to grant Options; or

(iii)	an Outside Director of the Company or a subsidiary;

(g)	“Expiration Date” means the expiration date specified in the Stock Option Certificate; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction. Subject to the foregoing, effective March 1, 1999, the Expiration Date shall not be more than 5 years after the date of the grant, and prior to March 1, 1999, the Expiration Date shall not be more than 10 years after the date of the grant;

(h)	“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

(i)	“First Vesting Date” means the first anniversary of the Start Vesting Date;

(j)	“Insider” has the meaning given to that term in the TSX rules relating to Security Based Compensation Arrangements;

(k)
“Option” means an award of an option to purchase Shares hereunder. To the extent so designated in the Stock Option Certificate, an Option may be an incentive stock option, intended to qualify under section 422 of the Code. Only Participants who are actual employees of the Company (or a parent or subsidiary corporation, as defined in section 424 of the Code), as opposed to independent contractors or consultants, may receive incentive stock options;

(l)	“Outside Director” means every director of the Company who is not a full-time employee or independent contractor of the Company;

(m)	“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee;

(n)	“Plan” means this Amended and Restated 1997 Stock Option Plan, as further amended from time to time;

(o)	“Security Based Compensation Arrangement” has the meaning given to that term in the provisions of the TSX rules relating to security based compensation arrangements;

(p)
“Shares” means the Common Shares (of any series, if applicable) in the capital of the Company and include any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(q)	“Start Vesting Date” means that date, determined by the Board when, in respect to a particular grant of an Option under the Plan, vesting commences;

(r)
“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, director or consultant to the Company. An employee will not be deemed to have ceased to provide services in the case of:

(i)	sick leave; or

(ii)
any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services and the effective date on which the Participant ceased to provide services (the “Termination Date”). The foregoing notwithstanding, for Participants who possess incentive stock options, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Participant’s reemployment rights are guaranteed by statute or by contract; and

(s)	“TSX” means the Toronto Stock Exchange.

ARTICLE II
THE PLAN/GRANT OF OPTIONS

2.1    Number of Shares Available. Subject to section 2.2 and Article 5, the total number of Shares reserved and available for grant and issuance pursuant to this Plan, as at the Effective Date, shall be the lesser of (a) a rolling number equal to 10% of the total issued and outstanding Shares from time to time; or (b) 7,000,000 Shares. Subject to section 2.2 and Article 5, any unissued Shares in respect of which Options are granted but that are subject to issuance upon exercise of an Option but cease to be issuable under such Option for any reason (other than exercise of such Option), including without limitation, expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan. Notwithstanding the foregoing:

(a)	the number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan shall not exceed 5% of the issued and outstanding Shares;

(b)
the maximum number of Shares which may be issuable pursuant to the Plan (together with any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to all Insiders shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis from time to time;

(c)
the maximum number of Shares which may be issued pursuant to the Plan (together with any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to all Insiders, within any one-year period, shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis from time to time;

(d)
the number of Shares which may be issued pursuant to the Plan (together with any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to any one Insider and such Insiders’ associates, within a one-year period, shall not exceed 5% of the issued and outstanding Shares on a non-diluted basis from time to time; and

(e)
the number of Shares which may be issued pursuant to the Plan (together with any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to Outside Directors shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis from time to time and the equity award value of any grant of Options (together with the award value of all other rights granted under any other Security Based Compensation Arrangement) to Outside Directors shall not exceed $100,000 per year per Outside Director.

All Shares issued on the exercise of Options in accordance with the terms of this Plan shall be issued from treasury by the Company as fully paid and non-assessable shares.
2.2    Adjustment of Shares. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)	the number of Shares reserved for issuance under the Plan; and

(b)	the number of Shares subject to outstanding Options; and

(c)	the Exercise Prices of outstanding Options;
will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will either be: (i) paid in cash at the closing market price of the Shares on the TSX or the Nasdaq Global Market on the date of such aforementioned event; or (ii) rounded down to the nearest whole Share, as determined by the Committee.
2.3    Options. The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

(a)	Form of Option Grant. Each Option granted under this Plan will be evidenced by a stock option agreement or stock option certificate (whether a stock option agreement or stock option certificate,

called the “Stock Option Certificate”) which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

(b)
Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)
Exercise Period. Options may be exercisable, up to the Expiration Date specified in the Stock Option Certificate, while the Participant is in continuous service and has not ceased to provide services to the Company and in accordance with the following vesting schedule (unless an alternate vesting schedule is determined by the Committee, acting in its sole discretion, with respect to any Participant and so noted in the Stock Option Certificate for such Participant or unless the vesting schedule is accelerated in accordance with the provisions of this Plan or such Participant’s employment agreement):

(i)
subject to paragraph (ii), this Option shall not vest nor be exercisable with respect to any Shares until the First Vesting Date, on which date the Option will become vested and exercisable with respect to 12/48ths of the Shares and thereafter at the end of each full succeeding consecutive month after the First Vesting Date, the Option will become vested and exercisable as to an additional 1/48th of the Shares; and

(ii)
in the case of any employee on sick leave or any other approved leave of absence which is not a Termination hereunder, the Committee may make such provisions respecting suspension of vesting of the Option during the period of sick leave or leave of absence as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the Stock Option Certificate.

If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines. The option shall expire on the Expiration Date set forth in the Stock Option Certificate and must be exercised, if at all, on or before the Expiration Date;

(d)
Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted and shall not be less than the closing market price of the Shares on the TSX (in respect of Canadian Participants) and on the Nasdaq Global Market (in respect of all other Participants) on the date of grant of the Option;

(e)
Method of Exercise. Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the “Exercise Agreement”) in a form approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price, and any applicable taxes, for the number of Shares being purchased. If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option. The Option may not be exercised unless such exercise is in compliance with all applicable securities laws, as they are in effect on the date of exercise.

(f)
Termination. Subject to earlier termination pursuant to Article 5 and notwithstanding the exercise periods set forth in the Stock Option Certificate, exercise of an Option will always be subject to the following:

(i)	if the Participant is Terminated for any reason other than the Participant’s death or Disability, then the Participant may exercise such Participant’s Options, (but only to the extent that such

Options would have been vested and exercisable upon the Termination Date), no later than three months after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate; and

(ii)
if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised, (but only to the extent that such Options would have been vested and exercisable by Participant on the Termination Date) by Participant (or Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date (but in any event no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate;

(g)
Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(h)
Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted; and

(i)
Issuance of Shares. Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant or Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

ARTICLE III
ADMINISTRATION

3.1    Committee Authority. This Plan will be administered by the Committee or the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

(a)	construe and interpret this Plan, any Stock Option Certificate and any other agreement or document executed pursuant to this Plan;

(b)	prescribe, amend and rescind rules and regulations relating to this Plan (subject to Section 6.1);

(c)	select Eligible Persons to receive Options under the Plan;

(d)	determine the form and terms of Options and Stock Option Certificates, not inconsistent with the terms of the Plan;

(e)	determine the Exercise Price of an Option;

(f)	determine the number of Shares to be covered by each Option;

(g)	determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)	amend or modify each Option (subject to Section 6.1);

(i)	determine the vesting and exercisability of Options; and

(j)	correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate or any Exercise Agreement (subject to Section 6.1).

3.2    Committee Discretion. Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE IV
PRIVILEGES OF OWNERSHIP

4.1    Voting and Dividends. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on securities register of the Company. After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.

4.2    Non‑Transferability of Options. Options granted under this Plan, and any interest therein, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent; provided however that with respect to any Option which is not an incentive stock option intended to qualify under section 422 of the Code, a Participant may transfer such Option to: (a) a trust created by the Participant for the benefit of his or her lawful spouse, child, or children; (b) such Participant’s lawful spouse, child or children; or (c) a corporation, all of the shares of which are owned by the Participant. Upon any such permitted transfer, none of the aforesaid transferees shall become a Participant under this Plan and the transferring Participant shall remain the Participant for the purposes of the interpretation of the terms and conditions of this Plan, as applicable. Options under this Plan shall not be subject to execution, attachment or similar process. The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

ARTICLE V
CORPORATE TRANSACTIONS

5.1    Assumption or Replacement of Options by Successor. If the event of:

(a)
a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)
a merger in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

(c)	the sale of substantially all of the assets of the Company,
any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favourable to the Participant than those which applied to such outstanding Shares immediately prior to such transaction described in this section 5.1, which substitution, provision or other consideration or issuance shall be binding on all Participants. In the event such successor corporation (if any) refuses to assume or substitute Options, as provided above, pursuant to a transaction described in this section 5.1, then notwithstanding any other provision in this Plan to the contrary, such Options will expire on such transaction at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable).
5.2    Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action. The Committee may, in the exercise of its sole discretion in such instances, declare that any

Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

5.3    Assumption of Options by the Company. The Company, from time to time, also may substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, by either:

(a)	granting an Option under this Plan in substitution of such other company’s option; or

(b)	assuming such option as if it had been granted under this Plan if the terms of such assumed option could be applied to an Option granted under this Plan.
Such substitution or assumption will be permissible if the holder of the substituted or assumed option would have been eligible to be granted an Option under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an option granted by another company, the terms and conditions of such option will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

6.1    Board May Amend. The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, and changes regarding the vesting of Options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)	any amendment to the maximum number of Shares specified in section 2.1 in respect of which Options may be granted under the Plan (other than pursuant to section 2.2);

(ii)	any amendment that would reduce the exercise price of an outstanding Option (as defined in applicable securities laws), other than pursuant to section 2.2;

(iii)	any amendment that would extend the term of any Option granted under the Plan beyond the Expiration Date;

(iv)	any cancellation and re-issue of Options;

(v)
any amendments to Eligible Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on Outside Director participation;

(vi)	any amendment which would permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to this section 6.1(c).

6.2    Powers of the Board Following Termination of the Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

ARTICLE VIII
GENERAL

7.1    No Obligation to Employ. Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause.

7.2    Term of Plan. Unless earlier terminated as provided herein, this Plan will terminate 10 years from the Effective Date or, if earlier, the date of shareholder approval.

7.3    Governing Law. This Plan and all Options granted under this Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

7.4    Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to participant at the address indicated in the Stock Option Certificate or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three (3) days after deposit in the mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by confirmed facsimile, rapidfax or telecopier.

7.5    Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

7.6    Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

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APPROVED BY THE BOARD

Jason W. Cohenour
President and Chief Executive Officer